SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SYNGENTA AG

(Name of Subject Company)

SYNGENTA AG

(Name of Person(s) Filing Statement)

Common shares, nominal value CHF 0.10 per share (“Common Shares”)

American Depositary Shares (“ADSs”), each representing one-fifth of a Common

Share of Syngenta AG, nominal value CHF 0.10 per share

(Title of Class of Securities)

CH0011037469 (Common Shares)

87160A100 (ADSs)

(CUSIP Number of Class of Securities)

Christoph Mäder

Group General Counsel

Syngenta International AG

P.O. Box

CH-4002 Basel, Switzerland

+41 61 323 1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Louis L. Goldberg

H. Oliver Smith

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Annex A:	Opinion of Goldman Sachs, dated February 2, 2016	A-1
Annex B:	Opinion of J.P. Morgan, dated February 3, 2016	B-1

ITEM 1. SUBJECT COMPANY INFORMATION.

(a). Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this “Statement”) relates is Syngenta AG, a Swiss corporation (Aktiengesellschaft) with registered office in Basel, Switzerland (the “Company”). The address of the Company’s principal executive offices is Schwarzwaldallee 215, 4058 Basel, Switzerland, and its telephone number is + 41 61 323 1111.

(b). Securities.

The titles of the classes of equity securities to which this Statement relates are (i) the publicly held registered shares (Namenaktien), with a nominal value of Swiss francs (“CHF”) 0.10 per share, of the Company (collectively the “Common Shares” and each a “Common Share”) and (ii) the American Depositary Shares of the Company, issued by The Bank of New York Mellon (“BNY Mellon”) acting as depositary, each representing one-fifth of a Common Share, of the Company (collectively the “ADSs” and each an “ADS” and, together with the Common Shares, the “Company Shares”).

As of the close of business on March 4, 2016, Syngenta had 92,945,649 registered Common Shares issued, of which (i) 5,491,196 were represented by 27,455,980 issued and outstanding ADSs and (ii) 1,035,653 were held by Syngenta or its subsidiaries. As of the close of business on March 18, 2016, the most recent practicable date before the publication of this Statement, Syngenta had 92,945,649 registered Common Shares issued, of which (i) 5,631,996 were represented by 28,159,980 issued and outstanding ADSs and (ii) 1,035,653 were held by Syngenta or its subsidiaries.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

(a). Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth above in “Item 1. Subject Company Information – Name and Address.”

(b). Tender Offer.

This Statement relates to a tender offer by CNAC Saturn (NL) B.V. (the “Offeror”), a private company with limited liability (B.V. or “Besloten Vennootschap met beperkte aansprakelijkheid”) organized under the laws of The Netherlands, that is an indirect wholly-owned subsidiary of China National Chemical Corporation, a state-owned enterprise organized under the laws of the People’s Republic of China (“China”) (“ChemChina”), to purchase (i) up to 100% of the issued and outstanding Common Shares that are held by residents in the United States (“U.S.”), including holders who are “U.S. holders” (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) (such holders collectively, “U.S. Holders” and each a “U.S. Holder”)) and (ii) up to 100% of the outstanding ADSs from all holders, wherever located, for $465.00 per Common Share (the “Common Share Per Share Price”), and $93.00 per ADS (the “ADS Per Share Price” and, together with the Common Share Per Share Price, the “Offer Price”), in each case, in cash, without interest, payable in U.S. dollars, and less the amount of any fees, expenses and withholding taxes that may be applicable (including, in the case of ADSs, a fee of $0.05 per ADS for the cancellation of tendered ADSs), upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated March 23, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Common Share Acceptance Letter (the “Common Share Acceptance Letter”) or the ADS Letter of Transmittal (the “ADS Letter of Transmittal” and together with the Offer to Purchase and the Common Share Acceptance Letter, each as may be amended or supplemented from time to time, collectively constitute the “U.S. Offer”), as applicable, contained in the Tender Offer Statement on Schedule TO, dated

March 23, 2016 (as amended or supplemented from time to time, the “Schedule TO”) filed by ChemChina and the Offeror with the U.S. Securities and Exchange Commission (the “SEC”) on March 23, 2016. The Offer to Purchase, the Common Share Acceptance Letter and the ADS Letter of Transmittal are filed as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C) to this Statement, respectively, and are incorporated herein by reference. The information set forth in this Item 2 is based on information contained in the Schedule TO and does not purport to be a complete summary of the information contained therein.

Simultaneously with the U.S. Offer, the Offeror is making an offer in accordance with the laws of Switzerland to purchase 100% of the registered Common Shares from all holders of Common Shares, wherever located, subject to certain restrictions (the “Swiss Offer” and, together with the U.S. Offer, the “Offers”), for the same price and on substantially the same terms as the Common Shares offered to be purchased pursuant to the U.S. Offer. The U.S. Offer is open to all holders of ADSs, wherever located, including Swiss-resident holders, and to all holders of Common Shares who are U.S. Holders. Holders of Common Shares who are not U.S. Holders may only tender their Common Shares into the Swiss Offer.

The Offers are being made in connection with, and subject to the terms and conditions of, the Transaction Agreement, dated as of February 2, 2016, by and among ChemChina, China National Agrochemical Corporation (“CNAC”) and the Company (as such agreement may be amended from time to time, the “Transaction Agreement”). Consummation of the Offers is subject to various conditions set forth in the Transaction Agreement, including, but not limited to, the Offeror receiving valid and irrevocable acceptances for such number of Company Shares representing, when combined with the Company Shares that ChemChina and its subsidiaries will own at the time the U.S. Offer expires, at least 67% of all Common Shares that are issued at such time.

An ordinary dividend of up to CHF 11 gross (pre-tax) per Common Share for the financial year ended December 31, 2015 (the “Ordinary Dividend”), and, upon the Offers becoming unconditional, a special dividend of CHF 5 gross (pre-tax) per Common Share (the “Special Dividend”), in each case, if approved by an ordinary meeting of the Company’s shareholders scheduled to take place on April 26, 2016 (the “Ordinary General Meeting”), will be paid to the Company’s shareholders. The price payable by the Offeror per Common Share or per ADS tendered into the U.S. Offer will not be adjusted as a result of the payment of the Ordinary Dividend and the Special Dividend.

The U.S. Offer is scheduled to expire at 10:00 a.m., New York City time, on May 23, 2016 (as it may be extended, the “Expiration Date”) unless the U.S. Offer is extended prior to such time. We refer to such period from the commencement of the U.S. Offer to (and including) the Expiration Date as the “Main Offer Period”.

As set forth in the Schedule TO, subject to applicable law, the U.S. Offer may be extended at any time and from time to time. During such extensions, the U.S. Offer will remain open and the acceptance of tendered Common Shares and ADSs in the U.S. Offer will be delayed. Pursuant to the Transaction Agreement, the U.S. Offer is required to remain open until such time as (i) all of the conditions to the Offers described in the Offer to Purchase are satisfied or waived and ChemChina accepts the Company Shares tendered or (ii) ChemChina is permitted to terminate the Swiss Offer. In addition, the Offeror will extend the U.S. Offer, to the extent required by applicable U.S. federal securities laws, if it makes a material change to the terms of the U.S. Offer, makes a material change in the information concerning the U.S. Offer, or waives a material condition of the U.S. Offer. Moreover, the Offeror will extend the U.S. Offer so that the Main Offer Period of the U.S. Offer matches that of the Swiss Offer. During any of such extensions of the Main Offer Period, all Common Shares and ADSs tendered in the U.S. Offer and not withdrawn will remain subject to withdrawal rights. All U.S. Holders of Common Shares or holders of ADSs that validly tendered, and did not withdraw, their Common Shares or ADSs into the U.S. Offer prior to the Expiration Date, as extended, will receive the same price per Common Share or ADS, as applicable, regardless of whether they tendered before or during any extension period of the U.S. Offer.

As set forth in the Schedule TO, ChemChina’s principal executive offices are located at No. 62 Beisihuanxilu, Haidian District, Beijing 100080, China, and the telephone number of ChemChina at such principal offices is +86-10-82677996. The principal executive office of the Offeror is at De Boelelaan 7, 1083 HJ Amsterdam, The Netherlands. The telephone number of the Offeror’s principal executive office is +86-10-82677515.

The Company has made information relating to the Offers available at www.syngenta.com and the Company has filed this Statement, and ChemChina and the Offeror have filed the Schedule TO, with the SEC at the website maintained by the SEC at www.sec.gov.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Item 3, or as otherwise incorporated by reference herein, as of the date of this Statement, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) the Company’s executive officers, directors or affiliates; or (ii) ChemChina, the Offeror or their respective executive officers, directors or affiliates.

(a). Agreements with ChemChina and the Offeror.

Transaction Agreement.

The summary of the Transaction Agreement contained in Section 15 of the Offer to Purchase and the description of the conditions of the Offers contained in Section 14 of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) to this Statement, are incorporated by reference herein. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Transaction Agreement, a copy of which is filed as Exhibit (e)(1) to this Statement, which is incorporated by reference herein.

(b). Arrangements with Current Executive Officers and Directors of the Company.

Certain executive officers and directors of the Company may be deemed to have interests in the transactions contemplated by the Transaction Agreement that are different from or in addition to those of the holders of Company Shares generally. These interests may create potential conflicts of interest. The Company’s board of directors (the “Syngenta Board”) was aware of these interests and considered them, among other matters, in approving the Transaction Agreement and the transactions contemplated thereby (the “Proposed Transaction”). Consummation of the Offers will constitute a change in control of the Company for the purposes of determining the entitlements due to executive officers and directors of the Company relating to certain benefits, as described below.

The Syngenta Board.

The Syngenta Board is currently composed of Michel Demaré (Chairman), Jürg Witmer (Vice Chairman), Jacques Vincent, Stefan Borgas, David Lawrence, Vinita Bali, Gunnar Brock, Eleni Gabre-Madhin and Eveline Saupper (each, a “Non-Executive Director” and collectively, the “Non-Executive Directors”).

Executive Officers.

The Company’s Executive Committee is responsible for the active leadership and the operative management of the Company. The members of the Executive Committee in office as of March 4, 2016 are John Ramsay (Interim Chief Executive Officer and Chief Financial Officer)1; Caroline Luscombe (Head, Human Resources);

[1]	Michael Mack, Chief Executive Officer and Executive Director since 2008, stepped down from his functions at the Company on October 31, 2015. John Ramsay, Chief Financial Officer, has since been acting as Interim Chief Executive Officer.

Christoph Mäder (Head, Legal & Taxes and Company Secretary); Jonathan Parr (Chief Operating Officer, Europe, Africa & Middle East and Latin America); Patricia Malarkey (Head, Research & Development); Mark Peacock (Head, Global Operations); Davor Pisk (Chief Operating Officer, Asia-Pacific and North America); and Jonathan Seabrook (Head, Corporate Affairs) (each, a “Company Executive Officer” and collectively, the “Company Executive Officers”).

Consideration for Certain Common Shares Tendered Pursuant to the Offers.

The Non-Executive Directors and the Company Executive Officers owning Common Shares have indicated their intent to tender their Common Shares for purchase pursuant to the Offers, and, in respect of the tender of such Common Shares, will receive the same Offer Price on the same terms and conditions as the other holders of the Common Shares. As of March 4, 2016, the Non-Executive Directors and Company Executive Officers (including related parties) beneficially owned or held in the aggregate 408,333 Common Shares, which for purposes of this paragraph includes any Common Shares which are unvested or issuable upon exercise or settlement of options to purchase Common Shares (“Options”) or upon vesting or settlement of other compensatory awards held by such individuals. Following the Non-Executive Directors’ and Company Executive Officers’ tender of all of such Common Shares pursuant to the Offers and the conditions of the Offers being satisfied, the Non-Executive Directors and Company Executive Officers would receive an aggregate of approximately $35,021,000 in cash on vested Common Shares, excluding Options and unvested and restricted Common Shares (which will not be tendered but will be settled in cash as described below), without interest, less any required withholding taxes, which includes the Special Dividend. As of March 4, 2016, no Non-Executive Director or Company Executive Officer (including related parties) beneficially owned any ADSs or options to purchase ADSs. A description of the treatment of any equity-based awards, including Options held by any particular Non-Executive Director or Company Executive Officer, is set forth below in the section entitled “Effect of the Offers on Company Shares, Company Options and Other Compensatory Awards”.

Effect of the Offers on Company Shares, Company Options and Other Compensatory Awards.

As of March 4, 2016, no Non-Executive Director held any Options or options to purchase ADSs (together with Options, “Company Options”).

The Syngenta Board and the Compensation Committee of the Syngenta Board amended the Company’s equity plans on February 2, 2016 and February 1, 2016, respectively, to provide that, subject to the Swiss Takeover Board (the “TOB”) not ruling that these amendments infringe or trigger the best price rule or violate other provisions of Swiss takeover law, upon the Offers becoming successful, all outstanding share-based awards, performance stock units (“PSUs”), restricted stock units (“RSUs”) and unvested performance- and time-based Company Options will be treated as follows:

•	Share awards will be converted into Company Shares and deferral periods and blocking/holding periods will be waived;

•	Matching shares will be granted (if required under current equity plan terms);

•	PSUs will vest at target levels of performance and be converted into Company Shares;

•	RSUs will vest and be converted into Company Shares;

•	Performance-based Company Options will vest (at target levels of performance, where applicable) and exercise periods will be terminated; and

•	Other Company Options will vest and exercise periods will be terminated.

Phantom awards will be treated in a manner analogous to that set forth above.

Vested Company Options will be treated as follows:

•	Participants with Company Options vested before the Offers becoming successful will have until 12 p.m. noon Central European Time (“CET”) on the fifth business day prior to the date of the Second Settlement (as defined in the Offer to Purchase) to exercise their Company Options; and

•	Otherwise, such Company Options will be automatically exercised at 12 p.m. noon CET on the fifth business day prior to the Second Settlement.

Following the treatment and subject to the conditions discussed above, the Company will settle all outstanding awards (other than Company Shares to which the participants have acquired valid title prior to the Offers becoming successful) in cash, as determined below, instead of in Company Shares, on the date of the Second Settlement. Participants making regular contributions to purchase Company Shares will have their contributions stopped at the date on which the Offers become successful. Payments for Company Options are intended to be based on the Offer Price, plus the amount of the Special Dividend (in the U.S., subject to compliance with certain provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”)), less the applicable exercise price that would have been payable upon exercise of that Company Option, with such sum to be multiplied by the number of Company Shares underlying that Company Option. All other cash settlement payments are intended to be based on the Offer Price multiplied by the number of Company Shares to which the beneficiary is entitled plus the amount of the Special Dividend (in the U.S., subject to compliance with certain provisions of the Code). Cash settlement will take place at the Second Settlement date.

The Company and its subsidiaries are required to comply with applicable law requiring withholding, reporting or remittance of any taxes or other withholdings due with respect to the settlement of any awards and the exercise of any Company Options.

The following tables set forth, as of March 4, 2016, the cash consideration that each Non-Executive Director and Company Executive Officer would be entitled to receive in respect of outstanding Common Shares beneficially owned by him or her, from the tender by such individual of all of his or her outstanding Common Shares pursuant to the Offers and taking into account the Special Dividend.

Holding of Common Shares by Non-Executive Directors(1) as of March 4, 2016.

Non-Executive Directors	Number of Unrestricted Common Shares(#)	Number of Restricted Common Shares(#)	Total Common Shares(#)	Total Payments in Respect of Common Shares (Including Special Dividend)($)(2)
Vinita Bali	—	—	—	—
Stefan Borgas	826	1,546	2,372	1,114,752
Gunnar Brock	700	—	700	328,974
Michel Demaré	1,075	6,067	7,142	3,356,476
Eleni Gabre-Madhin	—	—	—	—
David Lawrence	12,966	—	12,966	6,093,540
Eveline Saupper	650	1,602	2,252	1,058,357
Jacques Vincent	2,682	—	2,682	1,260,441
Jürg Witmer	9,000	—	9,000	4,229,667

Total	27,899	9,215	37,114	17,442,207

(1)	Including related parties. Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary.
(2)	Special Dividend converted from CHF to U.S. dollars based on the 0.9926 CHF per U.S. dollar exchange rate as of March 4, 2016 as reported by the U.S. Federal Reserve Board.

Holding of Common Shares and Common Share Awards by Company Executive Officers(1) as of March 4, 2016.

	Vested Common Shares		Unvested Common Shares				Total
Members of the Executive Committee	Unrestricted (#)	Restricted (#)	Unconverted Deferred Share Plan (“DSP”) Common Share Awards (#)	Unvested DSP Matching Rights (#)	Unvested Long-Term Incentive Plan (“LTIP”) RSU (#)	Unvested LTIP PSU (#)	Total Vested/ Unvested (#)	Total Payments in Respect of Common Shares (Including Special Dividend)($)(2)

Caroline Luscombe	3,193	27	1,442	1,442	829	3,309	10,242	4,813,361

Patricia Malarkey	480	672	453	1,125	778	3,552	7,060	3,317,939

Christoph Mäder	13,936	1,164	—	1,137	857	3,342	20,436	9,604,164

Jonathan Parr	1,867	27	1,282	1,282	461	4,492	9,411	4,422,822

Mark Peacock	1,933	27	1,674	1,674	933	3,790	10,031	4,714,199

Davor Pisk	13,157	913	1,192	2,078	1,160	4,654	23,154	10,881,523

John Ramsay	10,121	917	1,064	1,954	1,036	4,994	20,086	9,439,677

Jonathan Seabrook	1,932	27	1,405	1,405	1,323	3,116	9,208	4,327,419

Total Executive Committee Common Shares	46,619	3,774	8,512	12,097	7,377	31,249	109,628	51,521,104

(1)	Including related parties. Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary.
(2)	Special Dividend converted from CHF to U.S. dollars based on the 0.9926 CHF per U.S. dollar exchange rate as of March 4, 2016 as reported by the U.S. Federal Reserve Board.

As of March 4, 2016, the Company Executive Officers held 261,591 Options. As of such date, no Non-Executive Directors held any Company Options. The table below sets forth information regarding the Options held by each of the Company Executive Officers as of March 4, 2016, including the net cash consideration payable with respect to Common Shares issuable upon exercise of each individual’s Options, assuming such individual were to tender all such Common Shares pursuant to the Offers (including in the Subsequent Offer Period (as defined in the Offer to Purchase), if one is provided), and the acceptance of such Common Shares for purchase by the Offeror, and taking into account the Special Dividend:

Holding of Options by Company Executive Officers(1) as of March 4, 2016(2).

Name of Company Executive Officer	Number of Options Held (Vested) (#)	Weighted Average Exercise Price per Option (Vested) ($)(3)	Number of Options Held (Unvested) (#)	Weighted Average Exercise Price per Option (Unvested) ($)(3)	Total Number of Options Held (Whether Vested or Unvested) (#)	Total Deal Consideration (Including Special Dividend) ($)(3)
Caroline Luscombe	6,276	350.6	18,225	327.7	24,501	3,342,689.65
Patricia Malarkey	2,171	332.6	19,361	327.9	21,532	3,048,369.21
Christoph Mäder	16,266	321.0	18,832	327.7	35,098	5,103,388.59
Jonathan Parr	8,931	309.6	20,285	328.7	29,216	4,297,745.10
Mark Peacock	12,328	331.9	22,027	327.8	34,355	4,833,071.92
Davor Pisk	17,176	332.3	26,779	327.8	43,955	6,172,738.88
John Ramsay	23,064	300.5	23,910	327.8	46,974	7,307,331.59
Jonathan Seabrook	6,050	330.1	19,910	327.7	25,960	3,678,560.42

Total Executive Committee Company Options	92,262		169,329		261,591	37,783,895.37

(1)	Including related parties. Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary.
(2)	Options held by Company Executive Officers are denominated in Common Shares.
(3)	Weighted average exercise prices and Special Dividend converted from CHF to U.S. dollars based on the 0.9926 CHF per U.S. dollar exchange rate as of March 4, 2016 as reported by the U.S. Federal Reserve Board.

Director Agreements with the Company.

The sections below entitled “Director Resignations” and “Director and Officer Indemnification and Insurance” describe contracts and agreements with directors of the Company.

Company Executive Officer Agreements with the Company.

The Company is party to employment agreements with each Company Executive Officer, which address the duties and responsibilities of such Company Executive Officer and specify the amounts payable to such Company Executive Officer in connection with certain terminations or change in control events.

Employment Agreements.

On April 24, 2015, the Company entered into new employment agreements with each Company Executive Officer (each an “Employment Agreement”) as a result of changes in Swiss law. Each Employment Agreement is for an indefinite term and can only be terminated in the manner described below in the section entitled “Notice Periods”. Each Employment Agreement includes (i) a description of the applicable Company Executive Officer’s duties; (ii) the annual base compensation of the applicable Company Executive Officer; (iii) the applicable Company Executive Officer’s participation in the incentive plans; (iv) a fixed allowance payable to the applicable Company Executive Officer; (v) certain fringe, pension and welfare benefits payable to the applicable Company Executive Officer; and (vi) restrictive covenants, including one-year non-competition and non-solicitation covenants, an indefinite confidentiality covenant and an obligation to assign intellectual property rights.

On November 18, 2015, the Company entered into a supplemental agreement with Mr. Ramsay (the “Supplemental Agreement”) following Mr. Ramsay’s appointment as Interim Chief Executive Officer and leader of the Company’s Executive Committee. The Supplemental Agreement provides that his recall or resignation as Interim Chief Executive Officer shall be deemed notice of termination with a one-month notice period to the end of the following month, after which his Employment Agreement continues to apply. As a result, Mr. Ramsay is entitled to an approximately one-month notice period under the Supplemental Agreement, after which his Employment Agreement, which provides for an approximately 12-month notice period, continues to apply.

Notice Periods. Each Employment Agreement is for an indefinite duration and can only be terminated (i) by either party by giving 12 months’ written notice to the other party to the end of one calendar month of intent to terminate or (ii) by retirement.

Each Employment Agreement provides that, in the event of (i) the applicable Company Executive Officer’s retirement, (ii) the termination of the applicable Company Executive Officer’s employment other than by reason of breach of the Employment Agreement or (iii) any other lawful termination of the applicable Company Executive Officer’s employment by the Company or the applicable Company Executive Officer, the Company shall pay for the period up to the end of employment to the applicable Company Executive Officer or his or her legal representatives or designees, (A) a proportionate base salary and (B) a proportionate target short-term incentive award; provided, however, that as per the applicable short-term incentive plan, similar short-term incentives are granted to other Company Executive Officers for the relevant year and the same period of time.

Change of Control Provisions. Each Employment Agreement provides that in the event of a change in control of the Company, all options, RSUs, shares, share awards and matching shares granted under the LTIP and the DSP will vest and be granted, respectively, and any blocking periods will be waived, and that the provisions of the Company’s Executive Long-Term Incentive Plan (“Executive LTI Plan”) will control the result of a change in control on all awards issued under the Executive LTI Plan.

Apart from the vesting of equity and equity-based compensation as described in this section, the Employment Agreements do not provide specific benefits if the Company Executive Officer’s employment is terminated during or after a change in control.

Potential for Future Arrangements or Agreements and Incorporated Exhibits.

To the Company’s knowledge, other than as described below with respect to certain Mandate Agreements to be entered into (as defined below) (see the section entitled “Director Resignations”), no employment, equity contribution or other agreement, arrangement or understanding between any Non-Executive Director or Company Executive Officer, on the one hand, and ChemChina or the Offeror, on the other hand, exists as of the date of this Statement, and, other than as described below with respect to the Mandate Agreements and director resignations (see the section entitled “Director Resignations”) the Offers are not conditioned upon any Non-Executive Director or Company Executive Officer entering into any such agreement, arrangement or understanding.

The foregoing description of the employment agreements with the Company Executive Officers does not purport to be complete and is qualified in its entirety by reference to the employment agreements filed as Exhibits (e)(2) to (e)(10) to this Statement, respectively, all of which are incorporated by reference herein.

Pursuant to the Transaction Agreement, the Company may implement retention packages at the instruction of ChemChina and the Offeror. As of the date of this Statement, no such packages have been implemented.

No Company Executive Officer has entered into a contractual or other relationship with ChemChina or the Offeror. The Company Executive Officers are neither employees nor members of any corporate bodies of ChemChina or the Offeror or of companies having significant business relations with ChemChina or the Offeror.

Potential Payments upon a Change in Control.

There will be no payments in connection with a change in control other than the cash settlements described above in the section entitled “Company Executive Officer Agreements with the Company” and “Effect of the Offers on Company Shares, Company Options and other Compensatory Awards”. Other than as noted in the preceding sentence, the Employment Agreements do not provide for specific payments in connection with a change in control; see the section entitled “Company Executive Officer Agreements with the Company.”

Director Compensation.

As of March 4, 2016, each Non-Executive Director other than Mr. Demaré (Chairman) and Mr. Witmer (Vice Chairman), receives an annual fee of $223,958. As Chairman, Mr. Demaré receives an annual fee of $1,822,917 and Mr. Witmer, as Vice Chairman, receives an annual fee of $416,667. Additionally, annually, the Chairman of the Science and Technology Committee of the Syngenta Board receives $20,833; the head of the Audit Committee of the Syngenta Board receives $114,583; each member of the Audit Committee of the Syngenta Board receives $31,250; each member of Compensation Committee of the Syngenta Board receives $26,042; each member of the Corporate Responsibility Committee of the Syngenta Board receives $20,833; and each member of the Nomination Committee of the Syngenta Board receives $20,833. (Amounts have been converted into U.S. dollars using the average currency exchange rate in effect during 2015.)

Non-Executive Directors also receive reimbursement of their reasonable out-of-pocket expenses in connection with attendance at Syngenta Board and committee meetings.

In addition, the Company’s Non-Executive Directors have the option to receive a portion of their annual fee in Common Shares that are either freely-tradeable or blocked.

Certain Common Shares (“Restricted Shares”), which were allotted to the Non-Executive Directors under the Company’s Share Plan for Non-Executive Directors in 2011, 2012, 2013, 2014 and 2015 (“Syngenta Board Share Plan”), had blocking periods ending in 2016, 2017, 2018, 2019 and 2020, respectively. Since April 23, 2013, the Chairman no longer participates in the Syngenta Board Share Plan, but receives a fixed part of his compensation in blocked Common Shares (shares are granted in four equal installments per year, with each portion blocked for a period of three years). On February 2, 2016, in accordance with the terms and conditions of the Syngenta Board Share Plan and Chairman’s agreement, the Syngenta Board resolved to lift all such blocking periods, conditioned on the Offers becoming successful.

Please see the sections above entitled “Consideration for Certain Common Shares Tendered Pursuant to the Offers” and “Effect of the Offers on Company Shares, Company Options and other Compensatory Awards” for more information on the holdings of Common Shares and the treatment of Common Shares and equity awards held by Non-Executive Directors in the Offers. As of March 4, 2016, no Non-Executive Directors held any Company Options.

Director Resignations.

Five members of the Syngenta Board will resign from their functions at the Company and its subsidiaries if the Offers become unconditional. The Syngenta Board has not yet determined which Syngenta Board members will resign effective as of the first settlement of the Offers (the “First Settlement”). Mr. Demaré will resign as Chairman of the Syngenta Board with effect from the end of the extraordinary shareholders’ meeting, which the Company intends to initiate promptly but not later than five trading days after the Offers have become unconditional (the “Extraordinary Shareholders’ Meeting”).

Pursuant to the Transaction Agreement, the Company has agreed to procure that a sufficient number of members of the Syngenta Board resign and/or enter into mandate agreements with ChemChina or the Offeror effective as of the First Settlement (the “Mandate Agreements”) such that ChemChina or the Offeror will control the Syngenta Board effective as of the First Settlement. This is intended to ensure a seamless change of control over the Company to the Offeror. The Mandate Agreements grant resigning directors no additional compensation (beyond their current board compensation) and contain usual provisions regarding the taking of instructions and indemnification. For that reason, the Syngenta Board concluded that the Mandate Agreements do not give rise to any potential conflict of interests.

Except for the Mandate Agreements to be entered into, no member of the Syngenta Board has entered into a contractual or other relationship with ChemChina or the Offeror. However, certain members of the current Syngenta Board will continue as independent directors, with Mr. Demaré serving as lead Independent Director and Vice Chairman. No member of the Syngenta Board has been elected at the request of ChemChina or the Offeror or is exercising his/her mandate following instructions from ChemChina or the Offeror other than during the period between the end of the Main Offer Period and the Extraordinary Shareholders’ Meeting, which is subject to the terms of the Mandate Agreements.

The members of the Syngenta Board are neither employees nor members of any corporate bodies of ChemChina or the Offeror or of companies having significant business relations with ChemChina or the Offeror.

Director and Officer Indemnification and Insurance.

The Company has procured in favor of the Syngenta Board, its senior executives and its employees, indemnification insurance policies which will be in force until the consummation of the Offers. Further, the Company will purchase a director and officer insurance tail cover policy for the members of the Syngenta Board and the Company Executive Officers.

Except for the facts mentioned above, neither the members of the Syngenta Board nor the Company Executive Officers will receive any additional benefits in connection with the Offers.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a). Recommendation of the Syngenta Board.

The Syngenta Board, during a meeting held on February 2, 2016, by unanimous vote of all directors of the Company, among other things, (i) determined that the Transaction Agreement and the Proposed Transaction are fair to, and in the best interest of, the Company, the Company’s shareholders and other stakeholders and that the Syngenta Board supports the cost compensation pursuant to Article 9(b) of the Transaction Agreement, (ii) approved and adopted the Transaction Agreement and (iii) resolved to recommend acceptance of the Offers by the Company’s shareholders.

Accordingly, and for the other reasons described in more detail below, the Syngenta Board hereby recommends that U.S. Holders of Common Shares and holders of ADSs accept the U.S. Offer and tender their Company Shares to the Offeror pursuant to the U.S. Offer.

(b). Background and Reasons for the Syngenta Board’s Recommendation.

Background of the Offers.

As part of the ongoing strategic review of the Company’s businesses, the Syngenta Board and senior management of the Company regularly evaluate the Company’s historical performance, future growth prospects and overall strategic objectives, and consider potential opportunities to enhance shareholder value. These reviews have included consideration of various potential strategic alternatives, including potential business combination transactions and acquisitions, and the potential benefits and risks of such transactions in light of, among other things, industry developments in the agribusiness industry and the Company’s competitive position in the industry.

During the course of the reviews by the Syngenta Board and management described above, which occurred during the 2014, 2015 and 2016 calendar years, the Syngenta Board and management reviewed and discussed, among other things, various exchanges that members of the Syngenta Board and senior management had, from time to time, with chairmen and chief executive officers of other companies in the agribusiness and chemical industries. The topics of these exchanges included, among other things, developments in the agribusiness industry, potential areas of collaboration, potential industry consolidation and, from time to time, possible transactions involving the Company combining with, acquiring or being acquired by these respective other companies. The Company’s exploration of strategic plans and potential transactions intensified over the 2015 calendar year as certain of these discussions became known to the public.

On May 8, 2015, the Company publicly acknowledged having received and rejected an acquisition proposal from Monsanto Company (“Monsanto”), at a value of CHF 449 per Common Share (to be paid approximately 45% in cash and 55% in common stock of the combined company). The Syngenta Board rejected the Monsanto proposal principally because it undervalued the Company and because the Syngenta Board believed that the offer faced unacceptable execution and completion risks that were not adequately addressed or mitigated by the terms of the Monsanto proposal.

Also on May 8, 2015, Jianxin Ren, the Chairman of ChemChina, contacted Michael Mack, the Chief Executive Officer and Executive Director of the Company at that time, to express Mr. Ren’s interest in discussing possible strategic alternatives between ChemChina and the Company.

On May 10, 2015, Mr. Mack contacted Mr. Ren to inform him that the Company was not interested in exploring possible strategic alternatives with ChemChina at that time.

On June 1, 2015, Mr. Ren again contacted Mr. Mack. In that communication, Mr. Ren made an informal offer for the Company, at an all-cash price per Common Share close to what had been proposed by Monsanto.

On June 2, 2015, the Syngenta Board held a telephonic meeting, which was attended by representatives from Dyal Co LLC (“Dyal Co”), an advisor to the Company, and counsel from Bär & Karrer AG (“Bär & Karrer”), Swiss legal counsel to the Company, Davis Polk & Wardwell LLP (“Davis Polk”), U.S. legal counsel to the Company, and Gleiss Lutz, non-U.S. regulatory counsel to the Company. At the meeting, the Syngenta Board, the Company’s senior management and the Company’s advisors discussed the potential industry consolidation moves which could take place in the next months. As part of that discussion, the Syngenta Board, together with the Company’s senior management and after taking into account consultations with the Company’s financial and legal advisors, re-confirmed that the price proposed by Monsanto was not at an attractive level, and that the proposal was rejected because of issues of value (including synergies and tax inversion), because the proposal did not (following a number of meetings between legal advisors for the Company and Monsanto to discuss the regulatory concerns) sufficiently address the significant regulatory and other risks of completing a potential transaction with Monsanto, and because of the enormous disruption and restructuring and break-up work that would occur to prepare for closing a sale to Monsanto (and related divestments) in a scenario where the Company could not be assured of a completed transaction. Accordingly, the Syngenta Board concluded that it was not in the best interest of the Company’s shareholders to engage in discussions with Monsanto regarding a potential transaction at that time. The Syngenta Board also concluded that, in light of a range of developments in the agribusiness industry, it would be appropriate for management to consider its strategic alternatives in depth over the course of the coming months.

On June 4, 2015, Michel Demaré, the Chairman of the Company, and Mr. Mack informed Hugh Grant, Chief Executive Officer of Monsanto, that the Syngenta Board reconfirmed its decision to reject Monsanto’s April 18 proposal.

Also on June 4, 2015, Mr. Mack informed Mr. Ren that the Company was not for sale, and hence not interested in pursuing a transaction with ChemChina at that time.

On June 6, 2015, the Syngenta Board received a second letter from Monsanto in which Monsanto reaffirmed its proposal to purchase the Company for CHF 449 per Common Share (to be paid approximately 45% in cash and 55% in common stock of the combined company). The Company concluded that this proposal was substantially identical to the prior one (with the only change being a proposed regulatory reverse termination fee), and this proposal was similarly rejected.

In mid-June 2015, Mr. Ren contacted representatives of UBS AG (“UBS”), a financial advisor to the Company, to express ChemChina’s continued interest in pursuing a strategic transaction with the Company. UBS communicated these discussions to Mr. Demaré.

On June 25, 2015, Mr. Mack contacted Mr. Ren to invite Mr. Ren to Zurich, Switzerland to meet with Mr. Mack and Mr. Demaré. Messrs. Mack, Demaré and Ren agreed to hold this meeting on July 7, 2015, and offered that, during the course of this meeting, Mr. Ren would have the opportunity to visit the Company’s research and development center in Stein, Switzerland.

On July 7, 2015, Messrs. Mack and Demaré met with Mr. Ren and Xiaobao Lu, a Vice President of ChemChina, in Zurich, Switzerland and discussed possible financial terms of a proposal by ChemChina to acquire the Company. During those discussions, Mr. Ren expressed his interest in making an all-cash offer for the Company at a discount to the offer made by Monsanto, which Mr. Ren believed would nevertheless be more attractive to the Company than the Monsanto offer because of the certainty inherent in an all-cash offer.

On July 20, 2015 and July 21, 2015, the Syngenta Board held a regularly scheduled meeting in Basel, Switzerland which was attended by representatives from Dyal Co, Goldman Sachs International (“Goldman Sachs”), a financial advisor to the Company, J.P. Morgan Limited (“J.P. Morgan”), a financial advisor to the Company and UBS. At the meeting, Messrs. Mack and Demaré updated the Syngenta Board of the discussions that they had had with ChemChina and certain other companies in the agribusiness and chemical industries. The

Syngenta Board discussed the Company’s strategic objectives in light of potential industry changes, possible industry consolidation and shareholder sentiment and feedback, including the Company’s prospects as a stand-alone public company, as well as the potential benefits and risks associated with each of the potential counterparties to business combination or acquisition transactions. Following discussion of such matters, the Syngenta Board concluded that the Company should continue to explore strategic alternatives with various counterparties, including ChemChina.

On July 26, 2015, Mr. Ren contacted Mr. Demaré to express ChemChina’s continued interest in exploring potential strategic alternatives with the Company, and emphasized ChemChina’s intention to maintain the Company’s core identity. Mr. Demaré answered on July 27, conveying that the price indication was not sufficient to encourage the Syngenta Board to consider selling the Company.

On August 4, 2015, a representative of J.P. Morgan and Ze’ev Goldberg, a private advisor to ChemChina, had a telephone conversation regarding valuation and structure of a potential strategic transaction between ChemChina and the Company.

On August 8, 2015, Mr. Goldberg contacted representatives of J.P. Morgan to inform J.P. Morgan that ChemChina would be sending to the Company a written indication of interest regarding a potential acquisition by ChemChina of the Company.

On August 10, 2015, the Syngenta Board received a letter from ChemChina containing two alternative proposals for an acquisition of the Company by ChemChina. The first proposal was an offer to acquire 66.7% of the Common Shares for a cash payment of CHF 449 per Common Share, with the remaining Common Shares to remain publicly traded subject to a put option exercisable by the holders of such shares three years following the closing of the acquisition at a price of CHF 449 per Common Share. The second proposal was an offer to acquire 100% of the Common Shares for CHF 449 per Common Share in an all-cash transaction.

On August 17, 2015, Mr. Ren contacted Mr. Demaré to confirm the non-binding indication of interest as set forth in the August 10, 2015 proposal letter, and to further discuss the benefits of ChemChina’s proposals.

On August 18, 2015, Mr. Demaré met with Mr. Grant, who orally communicated a new proposal to acquire the Company at a price of CHF 245 in cash and 2.229 shares of common stock of the combined company for each Common Share, and to increase the proposed reverse termination fee to $3 billion. Later that day, Mr. Demaré had a telephone call with Mr. Grant to seek to clarify a few issues, including as to synergies, expected divestment proceeds for the seeds business of the Company, tax inversion benefits and regulatory matters. The responses received did not provide sufficient clarity for the Company to be able to properly assess the value of the resulting company, which would be owned 30% by the Company’s shareholders.

On August 24, 2015, the Syngenta Board held a telephonic meeting, which was attended by representatives of Dyal Co and Bär & Karrer. At the meeting, the Syngenta Board, the Company’s senior management and the Company’s advisors (i) discussed the terms of the proposal received from Monsanto on August 18, 2015 and (ii) discussed the terms of the proposal letter received from ChemChina on August 10, 2015. The Syngenta Board, the Company’s senior management and the Company’s advisors discussed the strategic alternatives potentially available to the Company, including (i) continuing to operate as a stand-alone business and (ii) pursuing a sale of the Company. Following the discussion, the Syngenta Board concluded that the Monsanto proposal undervalued the Company and that the proposal presented unacceptable execution risks including as to obtaining the required regulatory approvals, and that it was in the best interest of the Company and its shareholders to reject the Monsanto proposal. The Syngenta Board noted that following the Monsanto share price decline, the Monsanto proposal was worth CHF 451.83 per Common Share. The Syngenta Board also determined that apart from questions regarding regulatory risk remaining unanswered, there was insufficient information on cost and revenue synergies, on tax synergies and on expected divestment proceeds, and that the Monsanto proposal could not be pursued without further clarity on those matters. With respect to the ChemChina proposal, the Syngenta

Board noted that there remained numerous open questions and considered the proposed value to be inadequate. The Syngenta Board therefore determined to reject the ChemChina proposal. However, the Syngenta Board concluded that it would be appropriate to continue discussions with potential counterparties to gain further understanding of value and of mitigation of the regulatory risk (in the case of Monsanto) and with a view to increasing the value being offered (in the case of ChemChina).

On August 26, 2015, Mr. Demaré communicated to Mr. Grant that the Syngenta Board had decided to reject Monsanto’s August 18, 2015 proposal, due to the inadequate value of the proposal, the inadequate certainty of closing, and because the Syngenta Board found it could not properly assess the value of the combined company given the lack of clarity on key issues such as synergies, tax benefits and divestment proceeds. Mr. Demaré concluded by conveying that the Syngenta Board would need full clarity on these points in order to make a proper assessment, and suggested that it was open to Monsanto to bring more clarity on these matters. Mr. Demaré offered to have the Company’s and Monsanto’s respective financial advisors meet with each other in an attempt to clarify the open questions.

Subsequently, on August 26, 2015, Monsanto issued a press release stating that it was “no longer pursuing [its] current proposal for [a] Syngenta combination”.

On September 2, 2015, Mr. Demaré sent a letter to Mr. Ren informing him of the Syngenta Board’s August 24, 2015 decision. The letter indicated that the Syngenta Board was convinced of the value of its stand-alone strategy, possibly reinforced by some strategic partnerships and equity participations. The letter stated that the Syngenta Board was open to discussing these potential partnership ideas with ChemChina at any time.

On September 6, 2015, Mr. Demaré received a letter from Mr. Ren inviting him and Mr. Mack to a meeting in Beijing, China to further discuss the terms of ChemChina’s August 10, 2015 proposals. In the letter, Mr. Ren emphasized that ChemChina had sufficient financing available for both of its alternative proposals.

On September 18, 2015, Messrs. Mack, Demaré, Ren, Lu, Hongbo Chen, Chief Strategy Officer of CNAC, and Pierre Cohadon, the Company’s Country Head in China, met in Beijing, China to further discuss the terms of ChemChina’s August 10, 2015 proposals. Mr. Ren reiterated ChemChina’s non-binding proposal to acquire the Company on the same terms as presented on August 10, 2015. Mr. Demaré agreed to have the Company’s financial advisors meet with ChemChina’s financial advisors to further understand all the aspects of the proposals, but reiterated his belief that the proposals would not be judged sufficient by the Syngenta Board to consider a sale. Nevertheless, Mr. Demaré agreed to again discuss ChemChina’s proposals with the Syngenta Board at the Syngenta Board’s regularly scheduled October meeting.

On September 21, 2015, Mr. Ren contacted Mr. Demaré to again reiterate the terms of the August 10, 2015 proposals and to confirm that ChemChina was not able to offer a higher price.

On October 19, 2015, Mr. Ren contacted Mr. Demaré in advance of the Syngenta Board’s October meeting to reconfirm the terms of the August 10, 2015 proposals.

On October 19, 2015 and October 20, 2015, the Syngenta Board held a regularly scheduled meeting in Basel, Switzerland which was attended by representatives of Dyal Co and Goldman Sachs. At the meeting, the Syngenta Board, the Company’s senior management and the Company’s advisors further reviewed and discussed the terms of ChemChina’s August 10, 2015 proposals. Following discussion of such matters, the Syngenta Board concluded that while the proposals undervalued the Company, it would be in the best interest of the Company and its shareholders to continue discussions with ChemChina in order to explore whether ChemChina would be willing to increase the value of its proposals.

On October 21, 2015, the Company announced Mr. Mack’s resignation as CEO and as an Executive Director, and the appointment of John Ramsay, the Company’s Chief Financial Officer, as Interim Chief Executive Officer until the appointment of a new Chief Executive Officer.

On October 21, 2015, Mr. Demaré informed Mr. Ren by telephone of Mr. Mack’s pending departure from the Company. Mr. Ren confirmed that Mr. Mack’s departure would not alter the terms of the August 10, 2015 proposals or ChemChina’s interest in pursuing an acquisition of the Company.

On October 22, 2015, Mr. Demaré communicated to Mr. Ren the Syngenta Board’s decision that the Company should continue discussions with ChemChina to explore whether ChemChina would be able to identify additional areas of value within the Company, and in turn, increase the value ChemChina would propose to offer to the Company and its shareholders. Mr. Demaré also proposed that the Company’s financial advisors meet with ChemChina’s financial advisors to discuss these matters.

In a telephone call in late October from a representative of Morgan Stanley & Co. (“Morgan Stanley”), a financial advisor to Monsanto, to a representative of Goldman Sachs, the representative from Morgan Stanley suggested a meeting between Messrs. Demaré and Grant.

On November 6, 2015, Mr. Ren communicated to Mr. Demaré that the parties’ financial advisors were not able to reach agreement on valuation during their discussions and requested to meet with Mr. Demaré and Mr. Ramsay, which request was accepted by Messrs. Demaré and Ramsay.

On November 15, 2015, Messrs. Demaré and Grant met in London, United Kingdom to discuss the terms of Monsanto’s proposal. At the meeting, Messrs. Demaré and Grant agreed that their respective financial advisors should meet to explore a potential tax structure and to clarify all of the key open issues between the parties.

On November 24, 2015, Messrs. Demaré, Ramsay, Ren, Lu and Chen met in Zurich, Switzerland to discuss ChemChina’s proposals to acquire the Company. At the meeting, the parties discussed, among other items, valuation, synergies that could be realized by a combination of ChemChina and the Company, the structure of the transaction, post-closing governance arrangements, financing certainty and regulatory approvals.

Between late November 2015 and early January 2016, the respective financial advisors of the Company and Monsanto engaged by phone on several occasions, discussing tax structure and open issues, as well as Monsanto’s request for access to due diligence before being willing to make a new proposal. The Company’s advisors communicated that the Company would not seek Syngenta Board approval for due diligence access without a specific new proposal from Monsanto.

On December 3, 2015, Messrs. Demaré, Ramsay and Ren had a telephonic meeting to further discuss the terms of ChemChina’s proposals. At the meeting, Mr. Ren informed Messrs. Demaré and Ramsay that ChemChina was revising its proposal alternatives as follows: (i) with respect to ChemChina’s offer to acquire 66.7% of the Common Shares, ChemChina proposed to increase the purchase price to CHF 460 in cash per Common Share, but ChemChina removed the originally proposed three-year put option at CHF 449 per Common Share and (ii) with respect to ChemChina’s all-cash offer to acquire 100% of the Common Shares, ChemChina’s offer was remaining at CHF 449 in cash per Common Share. Messrs. Demaré and Ramsay agreed to discuss these revised proposals with the Syngenta Board.

On December 8, 2015 and December 9, 2015, the Syngenta Board held a regularly scheduled meeting in Ennetbürgen, Switzerland, which was attended by representatives of Dyal Co and Goldman Sachs. At the meeting, the Syngenta Board, the Company’s senior management and the Company’s advisors reviewed and discussed the terms of ChemChina’s December 3, 2015 proposals. Following discussion of such matters, the Syngenta Board concluded that while the proposals still undervalued the Company, it would be in the best interest of the Company and its shareholders to continue discussions with ChemChina to explore whether ChemChina would be willing to further increase the value of its proposals.

On December 10, 2015, Messrs. Demaré and Ramsay had a telephonic conference with Mr. Ren to inform him that the Syngenta Board did not accept ChemChina’s December 3, 2015 proposals and that a further increase in value would be required.

On December 11, 2015, Mr. Demaré received a communication from Mr. Ren containing a non-binding indication of interest for two alternative proposals for an acquisition by ChemChina of the Company. The first proposal was an offer to acquire 66.7% of the Common Shares for a cash payment CHF 465 per Common Share, with the remaining Common Shares to remain publicly traded without the put option that was included in ChemChina’s August 10, 2015 proposal. The second proposal was an offer to acquire 100% of the Common Shares for CHF 460 per Common Share in an all-cash transaction.

On December 12, 2015, Mr. Demaré responded to Mr. Ren in writing informing him that the Company would require a purchase price of CHF 475 in order to commence due diligence and negotiations regarding ChemChina’s proposals.

On December 15, 2015, Messrs. Demaré, Ramsay and Ren had a telephonic meeting to further discuss ChemChina’s proposals. The principals reached a non-binding agreement in principle, subject to final approval by their respective boards of directors, on a proposal by ChemChina to acquire 100% of the Common Shares for CHF 465 in cash per Common Share, plus a special dividend of CHF 5 to be paid to the Company’s shareholders in connection with the closing of the transaction, or, in the alternative, to acquire 66.7% of the Common Shares for CHF 470 in cash, with the remaining Common Shares to remain publicly traded subject to a put option exercisable by the holders of such shares three years following the closing of the acquisition at a price of CHF 470 per Common Share, plus a special dividend of CHF 5 to be paid to the Company’s shareholders in connection with the closing of the transaction. In either scenario, the parties agreed that the CHF 5 special dividend would be in addition to the Company’s regular dividend of CHF 11 in respect of calendar year 2015, which would be paid during the pendency of the offer (in each case without reduction of the offer price for the dividend).

In the evening of December 15, 2015, the Syngenta Board held a telephonic meeting, which was attended by representatives of Dyal Co and Goldman Sachs. At the meeting, the Syngenta Board, the Company’s senior management and the Company’s advisors discussed a potential strategic transaction with ChemChina, including the terms of the December 15, 2015 proposals, regulatory aspects of such potential transaction, various associated due diligence topics and other related transaction terms and conditions. The Syngenta Board concluded that the value presented by ChemChina’s December 15, 2015 proposals was sufficient to continue negotiations, but instructed Messrs. Demaré and Ramsay to request a firm offer from ChemChina setting forth the economic terms in ChemChina’s December 15, 2015 proposals, as well as certain other terms with respect to the transaction, including offer conditions, financing commitments, ChemChina’s proposed undertakings with respect to obtaining regulatory approvals, due diligence requirements and commitments to maintain the Company’s business practices, reputation and investment in its research and business following the transaction.

On December 17, 2015, Messrs. Demaré and Ramsay called Mr. Ren, and then Mr. Demaré sent a communication to Mr. Ren to convey the message of the Syngenta Board.

In the second half of December 2015, Messrs. Ren, Demaré and Ramsay had numerous oral and written communications regarding the content of the revised proposal letters that ChemChina was preparing. In these communications, Mr. Demaré emphasized the importance of certain transaction terms, including, among others, ChemChina’s proposed undertakings with respect to obtaining regulatory approvals, including related termination fees, as well as commitments by ChemChina to put in place a robust governance system and maintain the Company’s business practices, reputation and investment in its research and business following the transaction.

On January 2, 2016, Mr. Demaré confirmed receiving two non-binding offer letters delivered by Mr. Ren on December 31, 2015, each letter enumerating one of the December 15, 2015 proposals and setting forth certain other terms with respect to the transaction, including, among other terms, certain post-closing governance arrangements, ChemChina’s financing commitments and ChemChina’s proposed undertakings with respect to obtaining regulatory approvals. These undertakings included a reverse termination fee related to antitrust approvals (in the amount of $750 million for the proposal for acquiring 66.7% of the Common Shares, or in the amount of $1.1 billion, for the proposal for acquiring 100% of the Common Shares) if ChemChina would be unable to obtain the applicable regulatory approvals.

On January 3, 2016, Mr. Demaré sent a communication to Mr. Ren in response to the two non-binding offer letters, in which Mr. Demaré emphasized that certain of the terms set forth in the letters were unacceptable, including the amount of the reverse termination fee, the sufficiency of the financing commitments, certain governance aspects and the scope of ChemChina’s proposed due diligence, and informed Mr. Ren that he had called an extraordinary meeting of the Syngenta Board for January 11, 2016, at which meeting ChemChina’s non-binding offer letters would be reviewed and discussed.

Over the course of the week of January 4, 2016, Messrs. Demaré, Ramsay and Ren continued communications to discuss the non-binding offer letters and further negotiated the open points.

On January 9, 2016, Mr. Demaré received revised non-binding offer letters from ChemChina addressing some of the concerns raised by Mr. Demaré in his January 3, 2016 communication. ChemChina had not, however, increased the size of the reverse termination fee.

On January 10, 2016, the Company and ChemChina entered into a confidentiality and standstill agreement in order to facilitate ChemChina’s due diligence investigation and the management presentations, if and when approved by the Syngenta Board.

Also on January 10, 2016, Mr. Grant contacted Mr. Demaré and offered to meet to discuss a “reverse merger idea,” which had been discussed among their respective financial advisors. Mr. Demaré responded that he is always open to engage and proposed to meet on January 22, 2016.

On January 11, 2016, the Syngenta Board held an extraordinary meeting in Zurich, Switzerland, which was attended by representatives of Dyal Co, J.P. Morgan, UBS, Bär & Karrer and Davis Polk. At the meeting, the Syngenta Board, the Company’s senior management and the Company’s advisors reviewed and discussed the terms of ChemChina’s revised non-binding offer letters, including potential complexities raised by ChemChina’s offer to acquire 66.7% of the Common Shares (with a put exercisable after three years for the remaining shares, and the put being stapled to the shares). After these discussions, the Syngenta Board concluded that the proposal by ChemChina to acquire 100% of the Common Shares was superior and less complex than ChemChina’s proposal to acquire 66.7% of the Common Shares. In addition, the Syngenta Board concluded that it would be appropriate for management to continue negotiations with ChemChina regarding a potential strategic transaction and authorized the commencement of ChemChina’s due diligence investigation.

On January 12, 2016, Messrs. Demaré and Ramsay called Mr. Ren to inform him of the Syngenta Board’s decision.

On January 14, 2016 and January 15, 2016, Mr. Demaré, Mr. Ramsay and members of the Company’s management and representatives of the Company’s advisors met with members of ChemChina’s management and representatives of its advisors and financing partners in Beijing, China. At the meetings, the Company’s management gave presentations regarding the Company’s strategy, financial condition, research and development, business and operations.

On January 16, 2016, Homburger AG, Swiss counsel to ChemChina, sent an initial draft of the Transaction Agreement to Bär & Karrer.

On January 22, 2016, Messrs. Demaré and Grant had a brief meeting in Davos, Switzerland. Mr. Demaré conveyed that the Syngenta Board had nothing to discuss or decide upon unless Monsanto were to put forward a revised proposal without a pre-condition as to prior due diligence access. Messrs. Demaré and Grant agreed to a tentative meeting in Europe on February 4, 2016.

From January 12, 2016 through February 2, 2016, the Company, ChemChina and their representatives engaged in negotiations concerning the terms of the proposed transaction, including, among other terms, the closing conditions with respect to the transaction, the terms and commitments associated with required regulatory approvals, the amount of and trigger for the reverse termination fee payable in the event that ChemChina is not able to obtain certain of the required regulatory approvals, the terms of the no-shop clause, the amount of and trigger for the termination fee payable by the Company in the event the Company, among other things, accepted or recommended a superior proposal, the Company’s ability to pay its regular dividend in respect of calendar year 2016, and the scope and terms of certain post-closing governance arrangements. Throughout these discussions, the Company and its advisors reiterated the importance of closing certainty and the need for a strong undertaking by ChemChina with respect to obtaining the required regulatory approvals, including a reverse termination fee if ChemChina failed to obtain such approvals.

On January 28, 2016, ChemChina’s advisors informed the Company that ChemChina desired to make its offer in U.S. dollars instead of CHF due to the currency and terms of its financing and the potential lack of liquidity in the foreign exchange market for such amounts. Mr. Demaré informed Mr. Ren of the Company’s preference to have a CHF offer, especially for the Swiss retail shareholders.

On January 30, 2016, Mr. Demaré communicated with Mr. Ren by email informing him of the Company’s proposed positions on the remaining material open issues with respect to the transaction, including, among others, the change of the currency of the offer into U.S. dollars, the thresholds for certain closing conditions regarding regulatory approval, the amount of and the triggers for the reverse termination fee with respect to a failure to obtain regulatory approval (for which the Company proposed $3 billion), the Company’s ability to pay its regular dividend in respect of calendar year 2016, and certain post-closing governance items.

On January 31, 2016, Messrs. Ren, Demaré and Ramsay had a telephonic conversation regarding Mr. Demaré’s January 30, 2016 communication. In the course of the conversation, Mr. Ren agreed to the Company’s positions on the majority of the remaining issues, including accepting that ChemChina would pay a termination fee of $3 billion if ChemChina fails to obtain the required antitrust or certain non-antitrust related Chinese approvals (but not the approval of Committee on Foreign Investment in the United States (“CFIUS”) or other foreign investment control authorities) for the transaction, and agreeing to a strong contractual undertaking on regulatory (including CFIUS) approvals. With respect to the currency of the offer, the Company agreed to accept that the offer currency would be in U.S. dollars, based on a conversion rate of 1:1 (meaning that the CHF 465 per Common Share would be converted to $465 per Common Share; and that the $465 per Common Share plus the CHF 5 dividend per Common Share would provide a value of CHF 480 per Common Share at then-current exchange rates). In addition, in order to treat institutional and Swiss retail shareholders as equally as possible, as part of that agreement, ChemChina agreed to implement, at ChemChina’s expense, a currency conversion facility (from U.S. dollars to CHF) for the Company’s Swiss retail shareholders.

On February 2, 2016, the Syngenta Board held a meeting in Zurich, Switzerland which was attended by members of the Company’s senior management and the Company’s financial and legal advisors. At the meeting, the Syngenta Board, the Company’s senior management and the Company’s advisors discussed the terms of the Transaction Agreement, the strategic and financial rationale of the Proposed Transaction and reviewed the directors’ fiduciary duties in considering the Proposed Transaction. Goldman Sachs then reviewed with the Syngenta Board its financial analysis of the offer consideration provided for in the Transaction Agreement and delivered its oral opinion to the Syngenta Board, which was subsequently confirmed by delivery of a written opinion dated February 2, 2016, that, as of the date of such written opinion and based on and subject to the factors and assumptions set forth therein, the consideration, together with the special dividend of CHF 5, to be paid in connection with the closing to the holders (other than ChemChina and its affiliates) of outstanding Common Shares pursuant to the Transaction Agreement was fair, from a financial point of view, to such holders, as more fully described below in the section “Opinion of Goldman Sachs, Financial Advisor to the Company” beginning on page 24 of this Statement. J.P. Morgan then reviewed with the Syngenta Board its financial analysis of the offer consideration provided for in the Transaction Agreement and delivered to the Syngenta Board its oral opinion, which was confirmed by delivery of a written opinion dated February 3, 2016, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, the Common Share Per Share Price, together with the Special Dividend, to be paid to the holders of Common Shares in the Proposed Transaction and the ADS Per Share Price, together with the Special Dividend, to be paid to the holders of ADSs in the Proposed Transaction, in each case, other than ChemChina and its affiliates, was fair, from a financial point of view, to such holders, as more fully described below in the section “Opinion of J.P. Morgan, Financial Advisor to the Company” beginning on page 31 of this Statement. Following those presentations, among other things, the Syngenta Board unanimously (i) determined that the Transaction Agreement and the transactions contemplated thereby were fair to, and in the best interest of, the Company, its shareholders and other stakeholders, (ii) approved and adopted the Transaction Agreement and (iii) resolved to recommend acceptance of ChemChina’s offer by the Company’s shareholders.

In the evening of February 2, 2016, following the aforementioned approval by the Syngenta Board, Mr. Ren and representatives of ChemChina management met with the Syngenta Board and the Company’s executive committee to execute the Transaction Agreement.

On February 3, 2016, ChemChina and the Company each issued a press release announcing the Proposed Transaction.

Reasons for the Recommendation.

In evaluating the Transaction Agreement and the Proposed Transaction, the Syngenta Board consulted with the Company’s senior management, outside legal counsel and financial advisors. The Syngenta Board, during a meeting held on February 2, 2016, by unanimous vote of all directors of the Company, (i) determined that the Transaction Agreement and the Proposed Transaction are fair to, and in the best interest of, the Company, the Company’s shareholders and other stakeholders and that the Syngenta Board supports the cost compensation pursuant to Article 9(b) of the Transaction Agreement, (ii) approved and adopted the Transaction Agreement and (iii) resolved to recommend acceptance of the Offers by the Company’s shareholders.

The Syngenta Board hereby recommends that U.S. Holders of Common Shares and holders of ADSs accept the U.S. Offer and tender their Company Shares to the Offeror pursuant to the U.S. Offer.

The following discussion includes the material reasons and factors considered by the Syngenta Board in making its recommendation, but is not, and is not intended to be, exhaustive:

•	Strategic Alternatives. The Syngenta Board considered industry developments in the agribusiness industry, the Company’s competitive position in the industry and certain strategic alternatives available to the Company, including the alternative to remain a stand-alone public company, as well as the risks and uncertainties associated with such alternatives and the challenges associated with the industry’s current and expected competitive environment. The Syngenta Board determined not to pursue those alternatives in light of its belief that the Offers maximized shareholder value and represented the best transaction reasonably available to shareholders while also minimizing operational disruption and execution risk.

•	Premium to Market Price. The Offer Price to be paid by the Offeror would provide the Company’s shareholders with the opportunity to receive a significant premium over the market price of the Company Shares. The Syngenta Board reviewed the historical market prices and trading information with respect to the Company Shares, including the fact that the Offer Price represents:

•	a 31.1% premium (including dividends) over the volume-weighted average price of all on-exchange transactions in Common Shares executed on the SIX Swiss Exchange (“SIX”) during the 60 SIX trading days prior to February 3, 2016, the date of the pre-announcement of the Offers published by ChemChina (the “Pre-Announcement”);

•	a 25.0% premium (including dividends) over the on-exchange closing price of the Common Shares on the SIX on February 2, 2016, the SIX trading day immediately prior to the Pre-Announcement; and

•	a 21.0% premium (excluding dividends) over the on-exchange closing price of the Common Shares on the SIX on February 2, 2016, the SIX trading day immediately prior to the Pre-Announcement.

•	Company Financial Advisor Opinions. The Syngenta Board considered the following oral opinions of Goldman Sachs and J.P. Morgan delivered to the Syngenta Board, which were confirmed by delivery of written opinions dated February 2, 2016 and February 3, 2016, respectively, and which are described in further detail below under “Opinion of Goldman Sachs, Financial Advisor to the Company” and “Opinion of J.P. Morgan, Financial Advisor to the Company”, respectively:

•	the opinion of Goldman Sachs that, as of February 2, 2016, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Goldman Sachs in preparing its opinion, the Common Share Per Share Price, together with the Special Dividend, to be paid to the holders (other than ChemChina and its affiliates) of outstanding Common Shares pursuant to the Transaction Agreement was fair from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A to this Statement; and

•	the opinion of J.P. Morgan, to the effect that, as of February 3, 2016, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the Common Share Per Share Price, together with the Special Dividend, to be paid to the holders of Common Shares in the Proposed Transaction and the ADS Per Share Price, together with the Special Dividend, to be paid to the holders of ADSs in the Proposed Transaction, in each case, other than ChemChina and its affiliates, was fair from a financial point of view, to such holders. The full text of the written opinion of J.P. Morgan, dated February 3, 2016, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering the opinion, is attached as Annex B to this Statement.

•	Cash Tender Offers; Certainty of Value. The Syngenta Board noted that the form of consideration to be paid to the Company’s shareholders in the Offers was all-cash and considered the certainty of value and immediate liquidity of such cash consideration.

•	The Company’s Operating and Financial Condition and Prospects. The Syngenta Board is familiar with the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company. The Syngenta Board believes, on the basis of this familiarity, that the consideration to be received by the Company’s shareholders pursuant to the Offers fairly reflects the Company’s intrinsic value, including its potential for future growth.

•	Continued Investment in Research and Development. The Syngenta Board considered the Company’s strategic direction and expects the Proposed Transaction to allow the Company to continue to have a global approach for production and supply to best meet the needs of its customers. Additionally, the Syngenta Board expects the Proposed Transaction to allow the Company to continue to invest in innovation through research and development that may result in advances in genetics, traits, and crop protection solutions. The Syngenta Board believes that the Proposed Transaction with ChemChina will ensure a long-term vision and investment in those advances.

•	ChemChina’s Representations Relating to its Intentions with respect to the Company. The Syngenta Board considered ChemChina’s agreement that, following the settlement of the Offers, the Company will continue to be headquartered in Basel, Switzerland, and that ChemChina will maintain, enhance and promote the Company’s exemplary reputation by continuing to invest in its leading agricultural solutions and innovation capabilities.

•	Future Availability of ChemChina Offer. The Syngenta Board considered the risk that if the Company did not accept ChemChina’s offer, there may not have been another opportunity to do so.

•	Likelihood of Consummation. The Syngenta Board considered that the Offers would likely be consummated in light of the facts that (i) ChemChina has the financial ability and willingness to consummate the Offers, (ii) the Offers are not subject to any financing conditions, (iii) ChemChina has provided strong contractual undertakings in connection with obtaining required regulatory approvals and (iv) the other conditions to the Offers are reasonable and customary.

•	Ability to Respond to Certain Unsolicited Takeover Proposals. The Syngenta Board considered the terms and conditions of the Transaction Agreement related to the Company’s ability to respond to third parties making takeover proposals, including:

•	the ability of the Company, until the 10th SIX trading day prior to the expiration of the Main Offer Period, in response to a bona fide, unsolicited proposal in writing to acquire all or a majority of the Company Shares or all or substantially all of the assets of the Company and its subsidiaries on terms which the Syngenta Board determines in good faith, by majority vote and after consultation with outside counsel, is more favorable to the holders of Company Shares than the Offers (taking into account all terms and conditions, including expense reimbursement provisions, execution risks and closing conditions) (a “Superior Proposal”) from a third party the Syngenta Board determines, in good faith, is reasonably capable of making and financing as expeditiously as reasonably required the transaction proposed in such Superior Proposal, to: (i) furnish such third party with information with respect to the Company and (ii) participate in discussions with such third party regarding such Superior Proposal (in each case, after (A) determining in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties pursuant to Article 717 of the Swiss Code of Obligations, and (B) informing ChemChina of such Superior Proposal and providing ChemChina the opportunity to provide its view and potentially propose measures to improve ChemChina’s offer);

•	the ability of the Syngenta Board to recommend a third party transaction or to enter into an agreement related thereto in connection with a Superior Proposal (that is a firm offer in writing that is fully financed or, to the extent the consideration includes listed stock, is subject only to required shareholder approval and third party approvals that are required for the issuance of such stock or equity securities, and that the Syngenta Board determines in good faith after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties pursuant to Article 717 of the Swiss Code of Obligations and the person who made such offer is capable of making and consummating such offer in a reasonable time frame) submitted prior to the 10th SIX trading day before the expiration of the Main Offer Period, after providing ChemChina at least five trading days to submit an improved offer such that ChemChina’s improved offer is as least as favorable to the holders of Company Shares as such a Superior Proposal; and

•	the belief of the Syngenta Board that the $1.5 billion termination fee payable by the Company under certain circumstances (i) would not preclude or deter another party with the strategic interest and financial capability, were one to exist, from making a competing proposal for the Company and (ii) was necessary to induce ChemChina to enter into the Transaction Agreement. Following the execution of the Transaction Agreement, ChemChina consented in proceedings before the TOB to a reduction of the amount of the Company’s termination fee to $848 million.

•	Transaction Agreement. The Syngenta Board considered the provisions of the Transaction Agreement, including the respective representations, warranties, covenants, conditions and termination rights of the parties and the termination fee payable by ChemChina. In particular:

•	Regulatory Undertaking by the Offeror and ChemChina. The Syngenta Board considered that the Offers are subject to a waiting period and appropriate regulatory clearance, and that ChemChina and the Offeror are obligated to use reasonable best efforts to make all notifications and filings as promptly as reasonably practicable and advisable and to take all other actions that are reasonably necessary or desirable under applicable law to procure the satisfaction of regulatory requirements to consummate the Proposed Transaction (including CFIUS approval). Pursuant to the Transaction Agreement, such reasonable best efforts include taking all actions and doing all things necessary, proper and advisable under applicable law (including divestitures, hold separate arrangements, the termination, assignment, novation or modification of contracts (or portions thereof) or other business relationships, the acceptance of restrictions on business operations, the provision of information and the acceptance of other conditions or remedies, and the entry into other commitments and limitations), to obtain such government approvals so long as the foregoing would not (i) result in the reduction of the consolidated sales of one year of $2.68 billion or more or (ii) result in the conditions to the Offers with respect to obtaining antitrust approvals and CFIUS approval and certain other foreign investment control approvals being incapable of being satisfied.

•	Termination Fee. The Syngenta Board considered the fact that the Company must pay ChemChina, or at the election of ChemChina, to the Offeror, a termination fee of $1.5 billion if the Offers are not successful or did not become unconditional for a reason attributable to the Company’s breach of the Transaction Agreement, the withdrawal or modification by the Syngenta Board of its recommendation of the Offers, the recommendation of the Syngenta Board of certain third party transactions, the announcement, entering into and completion of certain third party transactions under certain circumstances or non-satisfaction of certain conditions to the Offers. The Syngenta Board was of the view that this termination fee was reasonable, given the bidding and negotiation process that had been followed by the Company and the other terms of the Transaction Agreement. The Syngenta Board believed that the termination fee would not likely deter competing bids and would not likely be required to be paid unless, for example, the Syngenta Board entered into or intended to enter into a transaction more favorable to the Company’s shareholders than the Offers. Following the execution of the Transaction Agreement, ChemChina consented in proceedings before the TOB to a reduction of the amount of the Company’s termination fee to $848 million.

•	Reverse Termination Fee. The Syngenta Board considered the fact that ChemChina, or the Offeror, must pay the Company a reverse termination fee of $3.0 billion if, despite all other conditions to the Offers having been satisfied or are still capable of being satisfied, the Offers do not become unconditional or are terminated due to the non-satisfaction of the condition to the Offers with respect to antitrust approvals, insofar as it relates to antitrust approvals or certain Chinese outbound investment regulatory approvals and which is not attributable to a breach by the Company of any of its obligations under the Transaction Agreement.

•	Conditions to the Completion of the Offers. The Syngenta Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Transaction Agreement in light of the limited conditions to the Offeror’s obligations to accept for payment and pay for the Company Shares tendered pursuant to the Offers.

•	Company Material Adverse Effect. The Syngenta Board considered that the Transaction Agreement provides that changes resulting from general economic conditions and changes generally affecting the industry in which the Company and its respective subsidiaries operate will not be taken into account when determining whether a Company Material Adverse Effect (as defined in the Transaction Agreement) has occurred.

The Syngenta Board also considered potential risks or negative factors relating to the Offers, including the following:

•	Risk of Non-Consummation. The possibility that the transactions contemplated by the Transaction Agreement might not be consummated, the fact that if the Offers are not consummated, the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Proposed Transaction, the fact that the Company will have incurred significant transaction costs, and the possibility that the Company’s continuing business could potentially suffer a loss of customers, business partners and employees.

•	Termination Fee. The possibility that the $1.5 billion termination fee, payable in circumstances where the Company recommends or accepts an alternative transaction, could potentially dissuade a potential acquirer from proposing a transaction that could be of greater value to the Company’s shareholders than the Offers. Following the execution of the Transaction Agreement, ChemChina consented in proceedings before the TOB to a reduction of the amount of the Company’s termination fee to $848 million.

•	Impact of Announcement on the Company. The effect of the public announcement of the Transaction Agreement, including effects on the Company’s sales, customer, reseller and other channel partner relationships, operating results and stock price, and the Company’s ability to attract and retain key management and sales and marketing personnel.

•	Restrictions on the Company’s Conduct of Business. The potential limitations on the Company’s pursuit of business opportunities due to certain covenants in the Transaction Agreement, whereby the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of ChemChina. These restrictions could delay or prevent the Company from undertaking business opportunities that may arise prior to the consummation of the Offers and may have a material and adverse effect on the Company’s ability to respond to changing market and business conditions in a timely manner or at all.

•	Tax Treatment. The fact that the cash consideration to be received by the Company’s shareholders in the Offers would be taxable to the Company’s shareholders. The Syngenta Board believed that this was mitigated by the fact that the entire consideration payable in the Proposed Transaction would be cash, providing adequate cash for the payment of any taxes due.

•	Control of the Syngenta Board after Consummation of the Offers. The provisions of the Transaction Agreement that provide ChemChina with the right to control the Syngenta Board following the First Settlement.

•	No Shareholder Participation in Future Growth or Earnings. The fact that the nature of the Offers as a cash transaction means that the Company’s shareholders will not participate in future earnings or growth of the Company and will not benefit from any appreciation in its value, unless they otherwise acquire common stock of ChemChina.

The foregoing discussion of the information and factors considered by the Syngenta Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the Syngenta Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Syngenta Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Syngenta Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offers.

(c). Intent to Tender.

To the knowledge of the Company after making reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, each Company Executive Officer and Non-Executive Director currently intends to tender all Common Shares over which they have sole dispositive power pursuant to the Offers.

(d). Opinion of Goldman Sachs, Financial Advisor to the Company.

Goldman Sachs rendered its opinion to the Syngenta Board that, as of February 2, 2016, and based upon and subject to the factors and assumptions set forth therein, the Common Share Per Share Price and the Special Dividend (taken together, the “Aggregate Consideration”) to be paid to the holders (other than ChemChina and its affiliates) of outstanding Common Shares pursuant to the Transaction Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated February 2, 2016, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A. Goldman Sachs provided its opinion for the information and assistance of the Syngenta Board in connection with its consideration of the Proposed Transaction. The Goldman Sachs opinion is not a recommendation as to how any holder of Common Shares or ADSs should vote with respect to any matters at the Ordinary General Meeting or the Extraordinary Shareholders’ Meeting, whether or not any holder of Common Shares or ADSs should tender such Common Shares or ADSs in connection with the Offers, or how any holder of Common Shares or ADSs should vote with respect to any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Transaction Agreement;

•	annual reports to shareholders and Annual Reports on Form 20-F of the Company for the five fiscal years ended December 31, 2014;

•	audited financial statements of the Company for the fiscal year ended December 31, 2015;

•	certain interim reports to shareholders of the Company;

•	certain other communications from the Company to its shareholders;

•	certain publicly available research analyst reports for the Company; and

•	certain internal financial analyses and forecasts for the Company prepared by its management, as approved for Goldman Sachs’ use by the Company.

Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition, and future prospects of the Company; reviewed the reported price and trading activity for the Common Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the chemicals, agrochemicals and seeds industries and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with the consent of the Syngenta Board, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the consent of the Syngenta Board that the forecasts for the Company prepared by its management were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company or on the expected benefits of the Proposed Transaction in any way meaningful to its analysis. Goldman Sachs has also assumed that the Proposed Transaction will be consummated on the terms set forth in the Transaction Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis. In addition, Goldman Sachs has assumed, with the consent of the Syngenta Board, that the Special Dividend will be paid immediately prior to the First Settlement to the holders of record of the issued and outstanding Common Shares as of the applicable record date.

Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the Proposed Transaction or the relative merits of the Proposed Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of the opinion, of the Aggregate Consideration to be paid to the holders (other than ChemChina and its affiliates) of outstanding Common Shares pursuant to the Transaction Agreement. Goldman Sachs’ opinion does not express any view on, and Goldman Sachs’ opinion does not address, any other term or aspect of the Transaction Agreement or the Proposed Transaction or any term or aspect of any other agreement or instrument contemplated by the Transaction Agreement or entered into or amended in connection with the Proposed Transaction, including the fairness of the allocation of the Aggregate Consideration, the fairness of the Proposed Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Proposed Transaction, whether relative to the Aggregate Consideration to be paid to the holders (other than ChemChina and its affiliates) of outstanding Common Shares pursuant to the Transaction Agreement or otherwise. In addition, Goldman Sachs does not express any opinion as to the prices at which Common Shares or the ADSs will trade at any time or as to the impact of the Proposed Transaction on the solvency or viability of the Company, CNAC, the Offeror or ChemChina or the ability of the Company, CNAC, the Offeror or ChemChina to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions, as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs Group. Goldman Sachs’ opinion should not be construed to be a fairness opinion within the meaning of Article 30 paras. 5 and 6 of the Swiss Takeover Ordinance.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Syngenta Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 29, 2016, and is not necessarily indicative of current market conditions.

Historical Stock Price Performance.

Goldman Sachs analyzed the implied aggregate consideration of CHF 478.97, calculated by adding the CHF equivalent of the Common Share Per Share Price, based on the exchange rate as at January 29, 2016 as reported on the Swiss National Bank website, and the Special Dividend, in relation to the undisturbed closing trading price per Common Share as of April 30, 2015, the last trading day before the appearance of media reports about a third party’s indication of interest in acquiring the Company; the closing trading price per Common Share as of January 29, 2016; and the volume-weighted average trading price per Common Share for the 60 trading day period ending on January 29, 2016.

This analysis indicated that the implied aggregate consideration represented:

•	a premium of 52% to the closing trading price of CHF 314 per Common Share as of April 30, 2015;

•	a premium of 27% to the closing trading price of CHF 376 per Common Share as of January 29, 2016; and

•	a premium of 29% to the volume-weighted average closing trading price of CHF 371 per Common Share for the 60 trading day period ending on January 29, 2016.

Selected Companies Analysis.

Goldman Sachs reviewed and compared certain financial information for the Company to corresponding financial information, ratios and public market multiples for the following publicly traded companies in the agrochemicals industry (collectively referred to as the selected companies):

•	Bayer AG (“Bayer”)

•	BASF SE (“BASF”)

•	Dow Chemical Company (“Dow Chemical”)

•	E.I. du Pont de Nemours and Company (“DuPont”)

•	Monsanto

Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company.

Goldman Sachs also calculated and compared various financial multiples for the selected companies and the Company based on historical financial data from publicly available sources and forecasts from Wall Street research, including the Institutional Brokers’ Estimate System, available as of January 29, 2016, and, in the case of the Company, the forecasts for the Company prepared by its management.

With respect to its analysis, Goldman Sachs calculated for the Company and the selected companies:

•	enterprise value (which is defined as fully diluted equity value plus total debt and minority interests, less total cash and cash equivalents), which we refer to as “EV”, as a multiple of earnings before interest, income taxes, depreciation and amortization, which we refer to as “EBITDA” (and which, in the case of the Company, excludes income from associates and joint ventures) for the years ended December 31, 2015 and December 31, 2016, which are referred to below as “2015 EV/EBITDA” and “2016 EV/EBITDA”, respectively; and

•	price per share, as of January 29, 2016, in the case of the selected companies and, for the Company, CHF 478.97 (the implied aggregate consideration), CHF 375.90 (the closing trading price per Common Share as of January 29, 2016) and CHF 265.80 (representing the undisturbed closing trading price per Common Share on April 30, 2015, the last trading day before the appearance of media reports about a third party’s indication of interest in acquiring the Company, as market-adjusted based on the movement in the trading prices of Dow Chemical, Monsanto, Bayer, DuPont and BASF from May 1, 2015 through January 29, 2016), as a multiple of earnings per share for the years ended December 31, 2015 and December 31, 2016, which are referred to below as “2015 P/E” and “2016 P/E”, respectively.

The following table presents the results of this analysis:

Metric	2015 EV/EBITDA	2016 EV/EBITDA	2015 P/E	2016 P/E

Range of Selected Companies	6.7x-10.1x	6.8x-10.6x	12.5x-19.0x	12.1x-17.5x

Median of Selected Companies	9.7x	9.4x	14.8x	13.5x

Company (using implied aggregate consideration and IBES estimates)[2]	17.0x	16.7x	26.4x	25.3x

Company (using closing trading price as of January 29, 2016 and IBES estimates)[3]	13.7x	13.5x	20.7x	19.9x

Company (using market-adjusted undisturbed trading price as of April 30, 2015 and IBES estimates)[4]	10.1x	9.9x	14.7x	14.1x

Illustrative Present Value of Future Share Price Analysis.

Goldman Sachs performed an illustrative analysis of the implied present value of the Company’s future value per Common Share, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future earnings and its assumed price to future earnings per share multiple. For this analysis, Goldman Sachs used the forecasts for the Company prepared by its management for each of the years 2016 through 2020 to calculate an illustrative range of implied present values per Common Share as of January 1, 2016. Goldman Sachs first calculated illustrative implied future equity values per Common Share for each of the years 2016 through 2020 by applying the next twelve month price to forward earnings per share, which we refer to as “NTM P/E”, multiples ranging from 14.0x to 17.0x to estimated earnings per Common Share for each of the years 2016 through 2020. In addition, Goldman Sachs added to such values the Company management’s estimated dividends per Common Share for each of the years 2016 through 2019. These implied per share future equity values, taken together with the estimated dividends, were then discounted back to January 1, 2016, using an illustrative discount rate of 9.5%, reflecting an estimate of the Company’s cost of equity. This analysis resulted in an illustrative range of implied present values per Common Share of $223 to $450. In addition, Goldman Sachs calculated an illustrative range of implied present values per Common Share for 2020, using the methodology, multiples and discount rate described above. This analysis resulted in an illustrative range of implied present values per Common Share for 2020 of $379 to $450. Goldman Sachs then converted this illustrative range of implied present values per Common Share for 2020 to CHF based on the exchange rate as at January 29, 2016, which resulted in an illustrative range of implied present values per Common Share for 2020 of CHF 386 to CHF 459.

Illustrative Discounted Cash Flow Analysis.

Using the forecasts for the Company prepared by its management, Goldman Sachs performed an illustrative discounted cash flow analysis on the Company. Using discount rates ranging from 7.5% to 9.0%, reflecting estimates of the Company’s weighted average cost of capital, Goldman Sachs discounted to present value as of January 1, 2016 (i) estimates of unlevered free cash flow for the Company for the years 2016 through 2025 as reflected in the forecasts for the Company prepared by its management and (ii) a range of illustrative terminal values for the Company, which were calculated by applying perpetuity growth rates ranging from 1.5% to 2.5%,

[2]	Balance sheet as at December 31, 2015.
[3]	Balance sheet as at June 30, 2015.
[4]	Balance sheet as at June 30, 2015.

to a terminal year estimate of the free cash flow to be generated by the Company, as reflected in the forecasts for the Company prepared by its management. Goldman Sachs derived ranges of illustrative enterprise values for the Company by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for the Company the amount of net debt, as provided by the management of the Company, to derive a range of illustrative equity values for the Company. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of the Company, as provided by the management of the Company, to derive a range of illustrative present values of $370 to $558 per Common Share. Goldman Sachs then converted this range of implied values to CHF using the exchange rate as at January 29, 2016. This resulted in an illustrative range of implied present values of CHF 377 to CHF 569 per Common Share.

Selected Transactions Analysis.

Goldman Sachs analyzed certain publicly available information relating to the following selected transactions in the chemicals, agrochemicals and seeds industries since 2001 (excluding stock mergers and acquisitions of minority stakes):

Selected Transactions

Year	Acquiror	Target

2014	Platform Specialty Products Corporation	Arysta LifeSciences Limited

2014	FMC Corporation	Cheminova A/S

2014	Platform Specialty Products Corporation	Agriphar Group

2014	Platform Specialty Products Corporation	Chemtura AgroSolutions

2011	ChemChina	Makhteshim Agan Industries (“MAI”)

2007	Agrium Inc.	UAP Holding Corp.

2007	Permira	Arysta LifeScience Corp.

2001[5]	Bayer	Aventis CropScience

For each of the selected transactions, Goldman Sachs calculated and compared the EV implied by the transaction as a multiple of the EBITDA of the target for the last 12-month period, or LTM, prior to the transaction announcement, which we refer to as “LTM EBITDA”. While none of the companies that participated in the selected transactions are directly comparable to the Company, the companies that participated in the selected transactions are companies with operations that, for purposes of analysis, may be considered similar to certain operations of the Company.

The following table presents the results of this analysis:

EV/LTM EBITDA
Range	9.5x-13.2x
Median	11.4x
Proposed Transaction	17.0x

[5]	Aventis CropScience EBITDA for the year ended December 31, 2000 calculated as EBITA plus Depreciation & Amortization (excluding amortization of goodwill).

Goldman Sachs calculated an illustrative range of implied values per Common Share by applying a range of EV/LTM EBITDA multiples of 11.4x (representing the median multiple of the selected transactions) to 13.2x (representing the highest multiple in the range of the selected transactions) to the fiscal year 2015 LTM EBITDA of the Company (excluding income from associates and joint ventures), as provided by Company management. This analysis resulted in an illustrative range of implied equity values of $304 to $356 per Common Share. Goldman Sachs then converted this range of implied equity values to CHF using the exchange rate as at January 29, 2016. This resulted in an illustrative range of implied equity values of CHF 310 to CHF 363 per Common Share.

Swiss Public Company Acquisition Premia Analysis.

Goldman Sachs reviewed and analyzed, based on publicly available information, the acquisition premia for all announced and completed public takeover transactions for Swiss target companies since 2000 in which the transaction value was greater than $1 billion. Announced premia were calculated relative to the target’s undisturbed 30-day volume weighted average trading price per share, which we refer to as the “undisturbed 30-day VWAP”.

The following table presents the results of this analysis:

Premium
Range	15.2%-55.4%
Median	28.6%

Goldman Sachs then reviewed and analyzed the acquisition premia for all announced and completed public takeover transactions for Swiss target companies with greater than 50% cash consideration since 2000 in which the transaction value was greater than $1 billion. Announced premia were calculated relative to the target’s undisturbed 30-day VWAP.

The following table presents the results of this analysis:

Premium
Range	19.7%-55.4%
Median	30.7%

Goldman Sachs calculated an illustrative range of implied values per Common Share by applying the range of premia from 20% to 55% to CHF 266, the undisturbed closing trading price per Common Share on April 30, 2015, the last trading day before the appearance of media reports about a third party’s indication of interest in acquiring the Company, as market-adjusted based on the movement in the trading prices of Dow Chemical, Monsanto, Bayer, DuPont and BASF from May 1, 2015 through January 29, 2016. This analysis resulted in an illustrative range of implied values of CHF 318 to CHF 413 per Common Share. Goldman Sachs then converted this range of implied values to U.S. dollars, using the exchange rate as at January 29, 2016. This resulted in an illustrative range of implied values of $312 to $405 per Common Share.

General.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the Proposed Transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Syngenta Board as to the fairness from a financial point of view of the Aggregate Consideration to be paid to the holders (other than ChemChina and its affiliates) of outstanding Common Shares pursuant to the Transaction Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Company, CNAC, the Offeror, ChemChina, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The Aggregate Consideration was determined through arm’s-length negotiations between the Company and ChemChina and was approved by the Syngenta Board. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or the Syngenta Board or that any specific amount of consideration constituted the only appropriate consideration for the Proposed Transaction.

As described above, Goldman Sachs’ opinion to the Syngenta Board was one of many factors taken into consideration by the Syngenta Board in making its determination to approve the Transaction Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex A to this Statement.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, ChemChina, any of their respective affiliates and third parties, including the People’s Republic of China and its agencies or instrumentalities (collectively, the “PRC”), an affiliate of ChemChina, and any of their respective affiliates and third parties, or any currency or commodity that may be involved in the Proposed Transaction. Goldman Sachs has acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the Proposed Transaction. Goldman Sachs has provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time. Goldman Sachs has also provided certain financial advisory and/or underwriting services to ChemChina and/or its affiliates from time to time, including having acted as underwriter with respect to a withdrawn initial public offering of 23,500,000 ordinary shares of Adama Agricultural Solutions Ltd., an affiliate of ChemChina, in November 2014. Goldman Sachs has also provided certain financial advisory and/or underwriting services to the PRC and/or its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to the Company, ChemChina, the PRC and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation. Affiliates of Goldman Sachs also may have co-invested with affiliates of ChemChina from time to time and may do so in the future.

The Syngenta Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Proposed Transaction. Pursuant to the terms of an engagement letter with Goldman Sachs, the Company has agreed to pay

Goldman Sachs a customary transaction fee, a portion of which became payable upon announcement of the Transaction Agreement and the principal portion of which is contingent upon consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws, arising out of or in connection with the services rendered and to be rendered by Goldman Sachs under its engagement.

(e). Opinion of J.P. Morgan, Financial Advisor to the Company.

Pursuant to an engagement letter dated December 4, 2015, and an engagement letter addendum dated January 22, 2016, the Company retained J.P. Morgan as its financial advisor in connection with the Proposed Transaction.

At the meeting of the Syngenta Board on February 2, 2016, J.P. Morgan rendered its oral opinion to the Syngenta Board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the Common Share Per Share Price, together with the Special Dividend, to be paid to the holders of Common Shares in the Proposed Transaction and the ADS Per Share Price, together with the Special Dividend, to be paid to the holders of ADSs in the Proposed Transaction, in each case, other than ChemChina and its affiliates, was fair, from a financial point of view, to such holders. J.P. Morgan confirmed its February 2, 2016 oral opinion by delivering its written opinion to the Syngenta Board, dated February 3, 2016, that, as of such date, the Common Share Per Share Price, together with the Special Dividend, to be paid to the holders of Common Shares in the Proposed Transaction and the ADS Per Share Price, together with the Special Dividend, to be paid to the holders of ADSs in the Proposed Transaction, in each case, other than ChemChina and its affiliates, was fair, from a financial point of view, to such holders.

The full text of the written opinion of J.P. Morgan dated February 3, 2016, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex B to this Statement and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this Statement is qualified in its entirety by reference to the full text of such opinion. Holders of Common Shares and ADSs are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the Syngenta Board (in its capacity as such) in connection with and for the purposes of its evaluation of the Proposed Transaction, was directed only to the consideration to be paid in the Proposed Transaction and did not address any other aspect of the Proposed Transaction. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any holder of Common Shares or ADSs as to whether such holder should tender its shares into the Offers or how such holder should vote with respect to the Proposed Transaction or any other matter. J.P. Morgan’s opinion is not a fairness opinion, and was not issued, in accordance with Article 30, paragraphs 5 and 6 of the Swiss Takeover Ordinance and other Swiss legal requirements as these requirements are not applicable to its opinion.

In arriving at its opinions, J.P. Morgan, among other things:

•	reviewed the Transaction Agreement;

•	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

•	compared the proposed financial terms of the Proposed Transaction with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration received for such companies;

•	compared the financial and operating performance of the Company with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Common Shares and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of the Company with respect to certain aspects of the Proposed Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by the Company, ChemChina and CNAC or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (and did not assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of the Company, ChemChina or CNAC under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Proposed Transaction and the other transactions contemplated by the Transaction Agreement will be consummated as described in the Transaction Agreement. J.P. Morgan further assumed that the Special Dividend would be paid prior to the First Settlement, that the ADS Per Share Price would equal one fifth of the Common Share Per Share Price and that the terms of the U.S. Offer would not otherwise differ from the Swiss Offer in any respect material to its analysis. J.P. Morgan also assumed that the representations and warranties made by the Company and ChemChina in the Transaction Agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to the Company with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Proposed Transaction.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion, and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the Common Share Per Share Price, together with the Special Dividend, to be paid to the holders of Common Shares in the Proposed Transaction and the ADS Per Share Price, together with the Special Dividend, to be paid to the holders of ADSs in the Proposed Transaction, in each case, other than ChemChina and its affiliates, and J.P. Morgan has expressed no opinion as to the fairness of any consideration paid in connection with the Proposed Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Proposed Transaction. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Proposed Transaction, or any class of such persons relative to the consideration in the Proposed Transaction or with respect to the fairness of any such compensation.

J.P. Morgan’s opinion noted that J.P. Morgan was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.

The terms of the Transaction Agreement, including the Offer Price and the Special Dividend, were determined through arm’s length negotiations between the Company and ChemChina, and the decision to enter into the Transaction Agreement was solely that of the Syngenta Board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Syngenta Board in its evaluation of the Proposed Transaction and should not be viewed as determinative of the views of the Syngenta Board or management with respect to the Proposed Transaction or the consideration.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodology in rendering its opinion to the Syngenta Board on February 2, 2016. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with rendering its opinion to the Syngenta Board and contained in the presentation delivered to the Syngenta Board on such date in connection with the rendering of such opinion and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Public Trading Multiples Analysis.

Using publicly available information, J.P. Morgan compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be sufficiently analogous to the business of the Company or aspects thereof. The companies selected by J.P. Morgan were as follows:

•	Monsanto

•	FMC Corporation

These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company. However, certain of these companies may have characteristics that are materially different from those of the Company. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the selected companies differently than they would affect the Company.

Using publicly available information, J.P. Morgan calculated, for each selected company, the ratio of the company’s firm value (calculated as the market value of the company’s common stock on a fully diluted basis, plus any debt and minority interest, less unconsolidated investments and cash and cash equivalents, and adjusted for pension costs and liabilities) to the consensus equity research analyst estimate for the company’s EBITDA (calculated as earnings before interest, tax, depreciation, amortization) for the years ending December 31, 2016 (the “2016E FV/EBITDA”) and December 31, 2017 (the “2017E FV/EBITDA”).

Based on the results of this analysis, J.P. Morgan selected (i) multiple reference ranges for 2016E FV/EBITDA of 9.0x – 10.5x and (ii) multiple reference ranges for 2017E FV/EBITDA of 8.5x – 9.5x.

After applying such ranges, respectively, to the projected EBITDA of the Company for the years ending December 31, 2016 and December 31, 2017, in each case based on projections by the Company’s management, the analysis indicated an implied estimated range of equity values for the Common Shares, rounded to the nearest U.S. dollar, of between $243 and $317 per Common Share.

Selected Transactions Analysis.

Using publicly available information, J.P. Morgan reviewed selected transactions involving acquired businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to the Company’s business. Specifically, J.P. Morgan reviewed the following transactions:

Year	Acquiror	Target

2015	The Dow Chemical Company	E. I. du Pont de Nemours and Company

2014	Platform Specialty Products Corporation	Arysta LifeScience Limited

2014	FMC Corporation	Cheminova A/S

2014	Platform Specialty Products Corporation	Percival S.A. (Agriphar Group)

2014	Platform Specialty Products Corporation	Chemtura AgroSolutions

2010	CNAC, a wholly owned subsidiary of ChemChina	60% of MAI

None of the selected transactions reviewed was identical to the Proposed Transaction. However, the transactions selected were chosen because certain aspects of the transactions, for purposes of J.P. Morgan’s analysis, may be considered similar to the Proposed Transaction. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the transactions differently than they would affect the Proposed Transaction.

Using publicly available information, J.P. Morgan calculated, for each selected transaction, the ratio of the target company’s transaction value (calculated as the offer value of the company’s common stock on a fully diluted basis, plus any debt and minority interest, less unconsolidated investments and cash and cash equivalents, and with respect to MAI, calculated on the basis of the total implied firm value) to the target company’s estimated EBITDA for the trailing twelve months at the time of the applicable transaction (“TV/ EBITDA”).

Based on the results of this analysis, J.P. Morgan selected TV/EBITDA multiples of 10.0x and 13.5x and applied them to the EBITDA of the Company for the year ended December 31, 2015. This analysis indicated an implied estimated range of equity values for the Common Shares, rounded to the nearest U.S. dollar, of between $262 and $367 per Common Share.

Discounted Cash Flow Analysis.

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied fully diluted equity value per Common Share. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered cash flows generated by the asset and taking into consideration the time value of money with respect to those cash flows by calculating their “present value”. The “unlevered free cash flows” refers to a calculation of the future cash flows generated by an asset without including in such calculation any debt servicing costs. Specifically, unlevered free cash flow for this purpose represents EBITDA excluding associates and restructuring, less taxes, capital expenditures, increases in net working capital, tax affected restructuring costs and business investments. “Present value” refers to the current value of the cash flows generated by the asset, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital and other appropriate factors. “Terminal value” refers to the present value of all future cash flows generated by the asset for periods beyond the projections period.

J.P. Morgan calculated the unlevered free cash flows that the Company is expected to generate during fiscal years 2016 through 2025 based upon financial projections prepared by the management of the Company through the period ending December 31, 2025. J.P. Morgan also calculated a range of terminal values of the Company at the end of the 10-year period ending December 31, 2025 by applying a perpetual growth rate ranging from 1.50% to 2.50% of the unlevered free cash flow of the Company during the final year of the 10-year period. The unlevered free cash flows and the range of terminal values were then discounted to present values using a range of discount rates from 8.00% to 9.00%, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of the Company.

The present value of the unlevered free cash flows and the range of terminal values were then adjusted for the Company’s fiscal year-end 2015 adjusted net debt, minority interest, unconsolidated investments, pension costs and liabilities.

Based on the foregoing, the discounted cash flow analysis indicated an implied estimated range of equity values for the Common Shares, rounded to the nearest U.S. dollar, of between $371 and $498 per Common Share.

Miscellaneous.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of the Company. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to the Company, and none of the selected transactions reviewed was identical to the Proposed Transaction. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the Proposed Transaction. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company and the transactions compared to the Proposed Transaction.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise the Company with respect to the Proposed Transaction on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with the Company and the industries in which it operates.

The Company has agreed to pay J.P. Morgan a customary fee for services rendered in connection with the Proposed Transaction, a portion of which was payable upon the formal announcement of the Offers and a substantial portion of which is payable contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and to indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of J.P. Morgan’s opinion, neither J.P. Morgan nor its affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with ChemChina and CNAC, for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as Joint Lead Manager and Joint Bookrunner on an offering of debt securities by China National BlueStar (Group) Co., Ltd in December 2015, as Joint Lead Manager and Joint Bookrunner on an offering of debt securities by China National BlueStar (Group) Co., Ltd in June 2015, and as financial adviser to China National Tire & Rubber Corporation on its acquisition of Pirelli & C. S.p.A. in December 2015, as well as acting as Global Coordinator, Mandated Lead Arranger and Bookrunner in connection with the financing of such acquisition. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of ChemChina and/or CNAC, for which it receives customary compensation or other financial benefits. J.P. Morgan and its affiliates hold, on a proprietary basis, less than 2% of the outstanding common stock of the Company. During the two year period preceding the date of J.P. Morgan’s opinion, the aggregate fees received by J.P. Morgan from the Company were approximately $100,000 and from ChemChina and CNAC were approximately $46 million. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of the Company or ChemChina for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Goldman Sachs.

Pursuant to the terms of an engagement letter with Goldman Sachs, the Company has agreed to pay Goldman Sachs a customary transaction fee, a portion of which became payable upon announcement of the Transaction Agreement and the principal portion of which is contingent upon consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws, arising out of or in connection with the services rendered and to be rendered by Goldman Sachs under its engagement.

J.P. Morgan.

Under the terms of the J.P. Morgan engagement, the Company has agreed to pay J.P. Morgan a customary fee for services rendered in connection with the Proposed Transaction, a portion of which was payable upon the formal announcement of the Offers and a substantial portion of which is payable contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and to indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement.

Dyal Co.

The Company has agreed to pay Dyal Co a customary fee for its financial advisory services in connection with the Proposed Transaction, a portion of which became payable upon announcement of the Transaction Agreement and the principal portion of which will be paid at or prior to completion of the Offers, contingent upon all of the conditions described in the Offer to Purchase having been satisfied or waived. In addition, the

Company has agreed to reimburse Dyal Co for certain of its expenses, including attorney’s fees and disbursements, and to indemnify Dyal Co and related persons against various liabilities, including certain liabilities under the federal securities laws, arising out of or in connection with the services rendered and to be rendered by Dyal Co under its engagement.

N+1.

While the U.S. Offer is not subject to the Swiss takeover rules, because the Offeror is simultaneously making the Swiss Offer and Swiss law governs the assessment of the Syngenta Board’s fiduciary duties, the Syngenta Board retained N+1 Swiss Capital AG (“N+1”), an independent Swiss financial advisor with experience in providing fairness opinions to Swiss corporations in exchange and tender offers, to provide an independent opinion to the Syngenta Board as to the fairness, from a financial point of view, of the financial consideration to be received in the Offers by the Company shareholders.

Pursuant to an engagement agreement dated January 15, 2016, the Company has agreed to pay N+1 a customary fee for its financial advisory services in connection with the Proposed Transaction, payable upon the announcement of the Offers. No portion of N+1’s fee is contingent upon the successful completion of the Proposed Transaction. In addition, the Company has agreed to reimburse N+1 for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify N+1 and related persons against certain liabilities that may arise out of its engagement.

UBS.

Under the terms of the UBS engagement, the Company has agreed to pay UBS a customary fee for its financial advisory services in connection with the Proposed Transaction, payable at or prior to completion of the Offers and contingent upon all of the conditions described in the Offer to Purchase having been satisfied or waived. In addition, the Company has agreed to reimburse UBS for certain of its expenses, including attorney’s fees and disbursements, and to indemnify UBS and related persons against various liabilities, including certain liabilities under the federal securities laws, arising out of or in connection with the services rendered and to be rendered by UBS under its engagement.

Orient Capital.

Pursuant to an agreement dated March 1, 2016 the Company engaged Orient Capital Ltd. (“Orient”) to provide shareholder identification and consulting services in connection with the Offers. The Company has agreed to pay Orient customary compensation for such services.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offers or related matters.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions with respect to Company Shares have been effected by the Company or, to the Company’s knowledge by any of its Non-Executive Directors, Company Executive Officers, affiliates or subsidiaries during the 60 days before the date of this Statement, other than the following:

2016 Awards to Non-Executive Directors — February 15, 2016 Grant to the Chairman.

Chairman of the Committee	Number of Common Shares
Michel Demaré	373

The 373 Common Shares granted to Mr. Demaré on February 15, 2016 are all Restricted Shares.

February 19, 2016 Grants to Company Executive Officers under the DSP and the Executive LTI Plan.

On February 19, 2016, the Company Executive Officers were granted the awards under the DSP and the PSUs under the Executive LTI Plan set forth below:

Members of the Executive Committee	Number of Mandatory Awards Granted under the DSP	Number of Voluntary Awards Granted under the DSP	Number of Matching Common Shares to be Granted under the DSP	Number of PSUs Granted under Executive LTI Plan
Caroline Michele Luscombe	310	310	620	2,089
Patricia Malarkey*	336	336	672	2,182
Christoph Mäder*	334	167	501	2,082
Jonathan Parr	396	396	792	2,798
Mark Gerard Peacock	349	349	698	2,266
Davor Pisk*	443	443	886	2,820
John Ramsay*	445	445	890	3,357
Jonathan Seabrook	279	279	558	1,915

Total	2,892	2,725	5,617	19,509

*	Elected DSP shares on grant versus share awards.

Other Transactions by Company Executive Officers and Non-Executive Directors.

Name of Person	Transaction Date	Number of Common Shares	Price Per Common Share (CHF)	Nature of Transaction
Patricia Malarkey	February 22, 2016	75	402.04	Sale through automated sell-to-cover process. Proceeds were paid directly to tax authorities to cover withholding tax obligation.
Jonathan Parr	March 2, 2016	752	402.00	Sale of Common Shares.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Statement, including the information incorporated herein by reference, the Company is not undertaking or engaged in any negotiations in response to the Offers which relate to:

•	a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

•	any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Statement, there are no transactions, resolutions of the Syngenta Board, agreements in principle or signed contracts entered into in response to the Offers that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION.

(a). The Offeror’s intentions following consummation of the Offers.

As set forth in the Schedule TO, the Offeror intends to cause the Company to seek to delist the ADSs from the New York Stock Exchange and to cause the Company to terminate the existing deposit agreement between the Company and BNY Mellon, as ADS depositary, dated as of November 13, 2000, as amended and restated as of December 8, 2008 (the “Deposit Agreement”), under which the ADSs were issued. If the Deposit Agreement is terminated, holders of ADSs will be entitled to receive Common Shares underlying ADSs held by such holders upon surrender by them of their ADSs and payment of applicable fees to the ADS depositary for at least one year following such termination. At any time after the expiration of one year from the date of termination of the Deposit Agreement, the ADS depositary may sell the Common Shares underlying ADSs that have not been surrendered and hold uninvested the proceeds on behalf of ADS holders.

As set forth in the Schedule TO, the Offeror intends, to the extent possible following the consummation of the Offers, to seek to cause the Company to deregister the Common Shares and the ADSs under the Exchange Act, so that the Company will no longer be obligated to file any reports with the SEC or otherwise be required to comply with the SEC’s rules relating to publicly held companies. The Offeror’s intentions and the effects of the Offers are more fully described in the Offer to Purchase, which is filed as Exhibit (a)(1)(A) to this Statement, and incorporated herein by reference.

(b). Required Regulatory Approvals; Certain Legal Matters.

U.S. Competition Laws.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the U.S. Federal Trade Commission (the “FTC”) and the U.S. Department of Justice (the “DOJ”) and the required waiting period has expired or has been terminated and no orders have been issued prohibiting the transaction. Both the Offeror and the Company will file a Notification and Report Form with the FTC and the DOJ with respect to the Proposed Transaction.

Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances. Accordingly, there can be no assurance that a challenge to the acquisition of the Company pursuant to the Offers on U.S. antitrust grounds will not be made or that, if such a challenge is made, the Offeror will prevail.

Competition Laws of Other Jurisdictions.

The Offeror and the Company have assets and sales in numerous jurisdictions throughout the world in addition to the U.S., China and Switzerland. Many of those jurisdictions have antitrust or competition laws that could require that notifications be filed and clearances obtained prior to completion of the Offers. Other jurisdictions require filings following completion of the Offers. Appropriate filings will be made in those jurisdictions where it is determined that a filing is required.

The antitrust or competition laws of certain jurisdictions outside of the U.S. permit relevant agencies to investigate and take proceedings in respect of transactions that are perceived to have an effect on competition in the jurisdiction. Although the Offeror does not anticipate that there will be any investigations or proceedings that would have a material impact on the completion of the Offers, there can be no assurance that such investigations or proceedings will not be initiated and, if initiated, would not have a material adverse impact on the completion of the Offers.

CFIUS and Other Foreign Investment Control Approvals.

The Transaction Agreement provides for the Offeror and the Company to file a joint voluntary notice with CFIUS, pursuant to the Defense Protection Act of 1950, as amended. Under the terms of the Transaction Agreement, consummation of the Offers is subject to the condition that neither CFIUS nor any other authority supervising or controlling foreign investment in any jurisdiction shall have imposed any condition or undertaking on ChemChina, the Company or any of their subsidiaries that, in the opinion of an independent expert, (i) individually or together with any other relevant condition or undertaking, would reasonably be expected to result in the reduction of the consolidated sales of one year of $2.68 billion or more for ChemChina and/or the Company and/or any of their respective subsidiaries, or (ii) removes (A) all oversight, management and control by ChemChina, its subsidiaries (excluding the Company and its subsidiaries) and their representatives over, or (B) all physical and other access by them to, assets, books and records, businesses or operations of the Company or any of its subsidiaries which contributed to consolidated sales of the Company group an amount of $1.54 billion or more in the financial year 2015.

(c). Forward-Looking Statements.

Some of the statements contained in this Statement are forward-looking statements, including statements regarding the expected consummation of the Offers, which involves a number of risks and uncertainties, including the satisfaction of the conditions for the Offers, such as regulatory approvals for the Proposed Transaction and the tender of at least 67% of the issued Company Shares, the possibility that the Proposed Transaction will not be completed and other risks and uncertainties discussed in the company’s public filings with the SEC, including the “risk factors” section of the Company’s Annual Report on Form 20-F filed on February 11, 2016, as well as the Schedule TO and the Offer to Purchase. These statements are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, performance or achievements to be materially different from any future statements. These statements are generally identified by words or phrases such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may”, “should”, “estimate”, “predict”, “potential”, “continue” or the negative of such terms or other similar expressions. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

(d). Where You Can Find More Information.

The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports and other information with the SEC relating to its business, financial condition and other matters. Copies of such reports and other information can be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the web site maintained by the SEC at http://www.sec.gov.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, as filed with the SEC on February 11, 2016.

The SEC allows the Company to “incorporate by reference” information into this Statement, which means that the Company can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Statement, except for any information superseded by information contained in or incorporated by reference into this Statement.

The Company incorporates by reference in this Statement the following documents filed with the SEC pursuant to the Exchange Act:

•	the Company’s Annual Report on Form 20-F for the year ended December 31, 2015; and

•	the Company’s Reports of Foreign Issuer on Form 6-K dated as of January 8, 2016, January 25, 2016, February 3, 2016, February 5, 2016, February 12, 2016, February 23, 2016, March 8, 2016, March 10, 2016 and March 16, 2016.

ITEM 9. EXHIBITS.

The following exhibits are filed with this Statement:

Exhibit No.	Description

(a)(1)(A)	U.S. Offer to Purchase, dated as of March 23, 2016 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by China National Chemical Corporation and CNAC Saturn (NL) B.V. on March 23, 2016).

(a)(1)(B)	Form of Common Share Acceptance Letter (including Guidelines for Certification of Taxpayer Identification Number on Enclosed Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by China National Chemical Corporation and CNAC Saturn (NL) B.V. on March 23, 2016).

(a)(1)(C)	Form of ADS Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Enclosed Form W-9) (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by China National Chemical Corporation and CNAC Saturn (NL) B.V. on March 23, 2016).

(a)(1)(D)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by China National Chemical Corporation and CNAC Saturn (NL) B.V. on March 23, 2016).

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Common Shares) (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by China National Chemical Corporation and CNAC Saturn (NL) B.V. on March 23, 2016).

(a)(1)(F)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Common Shares) (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by China National Chemical Corporation and CNAC Saturn (NL) B.V. on March 23, 2016).

(a)(1)(G)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs) (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed by China National Chemical Corporation and CNAC Saturn (NL) B.V. on March 23, 2016).

(a)(1)(H)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs) (incorporated by reference to Exhibit (a)(1)(viii) to the Schedule TO filed by China National Chemical Corporation and CNAC Saturn (NL) B.V. on March 23, 2016).

(a)(1)(I)	Summary Advertisement as published in The Wall Street Journal on March 23, 2016 (incorporated by reference to Exhibit (a)(1)(ix) to the Schedule TO filed by China National Chemical Corporation and CNAC Saturn (NL) B.V. on March 23, 2016).

(a)(1)(J)	Press Release issued by the Company on February 3, 2016 (incorporated by reference to the Company’s Current Report on Form 6-K, filed on February 3, 2016).

(a)(1)(K)	Pre-Announcement of the Public Tender Offer dated February 3, 2016 (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by China National Chemical Corporation on February 3, 2016).

(a)(1)(L)	Letter to Shareholders of the Company dated as of February 3, 2016 (incorporated by reference to the Company’s Current Report on Form 6-K, filed on February 5, 2016).

(a)(1)(M)	Opinion of Goldman Sachs International, dated as of February 2, 2016 (included as Annex A to this Schedule 14D-9).

(a)(1)(N)	Opinion of J.P. Morgan Limited, dated as of February 3, 2016 (included as Annex B to this Schedule 14D-9).

(e)(1)	Transaction Agreement, dated as of February 2, 2016 by and between China National Chemical Corporation, China National Agrochemical Corporation and the Company.*

(e)(2)	Contract of Employment between Syngenta International AG and Caroline Luscombe dated as of April 24, 2015.*

(e)(3)	Contract of Employment between Syngenta International AG and Christoph Mäder dated as of April 24, 2015.*

(e)(4)	Contract of Employment between Syngenta International AG and Patricia Malarkey dated as of April 24, 2015.*

(e)(5)	Contract of Employment between Syngenta International AG and Jonathan Parr dated as of April 24, 2015.*

(e)(6)	Contract of Employment between Syngenta International AG and Mark Peacock dated as of April 24, 2015.*

(e)(7)	Contract of Employment between Syngenta International AG and Davor Pisk dated as of April 24, 2015.*

(e)(8)	Contract of Employment between Syngenta International AG and John Ramsay dated as of April 24, 2015.*

(e)(9)	Supplemental Agreement to Contract of Employment between Syngenta International AG and John Ramsay dated as of November 18, 2015.*

(e)(10)	Contract of Employment between Syngenta International AG and Jonathan Seabrook dated as of April 24, 2015.*

(e)(11)	Syngenta Long-Term Incentive Plan (Stock Options and Restricted Stock Units).*

(e)(12)	Syngenta Deferred Share Plan (Share Awards).*

(e)(13)	Syngenta Deferred Share Plan (Shares).*

(e)(14)	Syngenta Share Plan for Non-Executive Directors (incorporated by reference to the Company’s Annual Report on Form 20-F, filed on February 16, 2012).

(e)(15)	Syngenta 2015 Executive Long-Term Incentive Plan (Stock Options and Performance Stock Units) (incorporated by reference to the Company’s Annual Report on Form 20-F, filed on February 12, 2015).

(e)(16)	English Translation of the Articles of Incorporation of Syngenta AG, as amended April 29, 2014 (incorporated by reference to the Company’s Annual Report on Form 20-F, filed on February 12, 2015).

(e)(17)	Regulations Governing the Internal Organization of Syngenta AG, effective as of January 1, 2016.*

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SYNGENTA AG

By:	/s/ John Ramsay
	Name:	John Ramsay
	Title:	Chief Executive Officer and Chief Financial Officer

Dated: March 23, 2016

Annex A

Goldman Sachs International

Peterborough Court | 133 Fleet Street | London EC4A 2BB

Tel: +44 (0)20 7774 1000

PERSONAL AND CONFIDENTIAL

February 2, 2016

Board of Directors

Syngenta AG

Schwarzwaldallee 215, 4058 Basel

Switzerland

Ladies and Gentlemen:

Attached is our opinion letter, dated February 2, 2016 (“Opinion Letter”), with respect to the fairness from a financial point of view to the holders (other than China National Chemical Corporation (“ChemChina”) and its affiliates) of the outstanding common shares, nominal value CHF 0.10 per share, of Syngenta AG (the “Company”) of the Aggregate Consideration (as defined in the Opinion Letter) to be paid to such holders pursuant to the Transaction Agreement, dated as of February 2, 2016, by and among Consus, China National Agrochemical Corporation, a wholly owned subsidiary of ChemChina, and the Company.

The Opinion Letter is provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated therein and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in accordance with our prior written consent.

Very truly yours,

GOLDMAN SACHS INTERNATIONAL

By:
Managing Director

Goldman Sachs International is authorised by the Prudential Regulation Authority and regulated by the

Financial Conduct Authority and the Prudential Regulation Authority

Registered in England No. 02263951 | Registered Office: Peterborough Court, 133 Fleet Street, London EC4A 2BB

Goldman Sachs International

Peterborough Court | 133 Fleet Street | London EC4A 2BB

Tel: +44 (0)20 7774 1000

PERSONAL AND CONFIDENTIAL

February 2, 2016

Board of Directors

Syngenta AG

Schwarzwaldallee 215, 4058 Basel

Switzerland

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than China National Chemical Corporation (“ChemChina”) and its affiliates) of the outstanding common shares, nominal value CHF 0.10 per share (the “Shares”), of Syngenta AG (the “Company”) of the Aggregate Consideration (as defined below) to be paid to such holders pursuant to the Transaction Agreement, dated as of February 2, 2016 (the “Agreement”), by and among ChemChina, China National Agrochemical Corporation, a wholly owned subsidiary of ChemChina (“CNAC”), and the Company. The Agreement provides for a tender offer by a newly incorporated entity that is directly or indirectly controlled by ChemChina (“BidCo”) for all of the Shares (the “Swiss Offer”), consistent with Swiss Legal Requirements (as defined in the Agreement), pursuant to which, among other things, BidCo will pay $465 in cash per Share for each Share accepted in the Swiss Offer (the “Offer Price”), and, following approval by the Ordinary General Meeting (as defined in the Agreement) and immediately prior to the First Settlement (as defined in the Agreement), the Company will pay a special dividend of CHF 5 per Share to the holders of record of the issued and outstanding Shares as of the applicable record date (the “Special Dividend”, taken in aggregate with the Offer Price, the “Aggregate Consideration”). In addition, the Agreement provides for a tender offer for all of the Shares held by residents of the United States and all of the outstanding American Depositary Shares (the “ADSs”), each representing one-fifth of a Share, (the “U.S. Offer” and, together with the Swiss Offer, the “Offer”) on terms and conditions that are substantially similar in all material respects to the terms and conditions of the Swiss Offer. The Agreement also provides that ChemChina intends to engage in a potential squeeze-out transaction following the settlement of the Offer, as to which squeeze-out transaction or any similar transaction, including, without limitation, a merger transaction, we express no opinion.

Goldman Sachs International and its affiliates (collectively, “Goldman Sachs”) are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, ChemChina, any of their respective affiliates and third parties, including the People’s Republic of China and its agencies or instrumentalities (collectively, the “PRC”), an affiliate of ChemChina, and any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial

Goldman Sachs International is authorised by the Prudential Regulation Authority and regulated by the

Financial Conduct Authority and the Prudential Regulation Authority

Registered in England No. 02263951 | Registered Office: Peterborough Court, 133 Fleet Street, London EC4A 2BB

Board of Directors

Syngenta AG

February 2, 2016

advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time. We have also provided certain financial advisory and/or underwriting services to ChemChina and/or its affiliates from time to time, including having acted as underwriter with respect to a withdrawn initial public offering of 23,500,000 ordinary shares of Adama Agricultural Solutions Ltd., an affiliate of ChemChina, in November 2014. We also have provided certain financial advisory and/or underwriting services to the PRC and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation. We may also in the future provide financial advisory and/or underwriting services to the Company, ChemChina, the PRC and their respective affiliates for which our Investment Banking Division may receive compensation. Affiliates of Goldman Sachs also may have co-invested with affiliates of ChemChina from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to shareholders and Annual Reports on Form 20-F of the Company for the five fiscal years ended December 31, 2014; audited financial statements of the Company for the fiscal year ended December 31, 2015; certain interim reports to shareholders of the Company; certain other communications from the Company to its shareholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the chemicals, agrochemicals and seeds industries and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis. In addition, we have assumed, with your consent, that the Special Dividend will be paid immediately prior to the First Settlement (as defined in the Agreement) to the holders of record of the issued and outstanding Shares as of the applicable record date.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the

Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than ChemChina and its affiliates) of Shares, as of the date hereof, of the Aggregate Consideration to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the allocation of the Aggregate Consideration, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Aggregate Consideration to be paid to the holders (other than ChemChina and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which the Shares or the ADSs will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company, CNAC, BidCo or ChemChina or the ability of the Company, CNAC, BidCo or ChemChina to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction, and such opinion does not constitute a recommendation as to how any holder of Shares or ADSs should vote with respect to any matters at the Ordinary General Meeting (as defined in the Agreement) or the Extraordinary General Meeting (as defined in the Agreement), whether or not any holder of Shares or ADSs should tender such Shares or ADSs in connection with the Offer, or how any holder of Shares or ADSs should vote with respect to any other matter. This opinion has been approved by a fairness committee of Goldman Sachs.

This opinion should not be construed to be a fairness opinion within the meaning of Article 30 paras. 5 and 6 of the Swiss Takeover Ordinance.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Consideration to be paid to the holders (other than ChemChina and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

GOLDMAN SACHS INTERNATIONAL

By:
Managing Director

A-4

Board of Directors

Syngenta AG

February 2, 2016

Annex B

February 3, 2016

The Board of Directors

Syngenta AG

Schwarzwaldallee 215

4002 Basel

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value CHF 0.10 per share (the “Company Common Stock”), of Syngenta AG (the “Company”), and to the holders of ADSs (as defined below), in each case, other than the Acquiror (as defined below) and its affiliates, of the consideration to be paid to such holders in the proposed Transaction (as defined below) pursuant to the Transaction Agreement, dated as of February 2, 2016 (the “Agreement”), among the Company, China National Chemical Corporation (the “Acquiror”) and China National Agrochemical Corporation (together with the Acquiror, the “Acquiror Group”). Pursuant to the Agreement, the Acquiror will cause a newly incorporated company under its direct or indirect majority control to (i) commence a tender offer consistent with Swiss Legal Requirements (as defined in the Agreement) (the “Swiss Offer”) for all the publicly held registered shares of the Company Common Stock at a price for each share equal to USD 465 (the “Per Share Tender Consideration”) payable in cash and (ii) to commence a tender offer consistent with U.S. Legal Requirements (as defined in the Agreement) (the “U.S. Offer”, and together with the “Swiss Offer”, the “Transaction”) on substantially identical terms and conditions in all material respects as the Swiss Offer (unless otherwise required by U.S. Legal Requirements) for (a) all the publicly held registered shares of the Company Common Stock held by U.S. Persons (as defined in the Agreement) and (b) for all American Depositary Shares of the Company (“ADSs”). The Agreement also permits the payment by the Company of a special dividend of CHF 5 gross (pre-tax) per share of the Company Common Stock, payable immediately prior to the First Settlement (as defined in the Agreement), if approved by the Ordinary General Meeting (as defined in the Agreement) (the “Special Dividend”, and, (i) together with the Per Share Tender Consideration, the “Per Share Consideration” and (ii) together with the consideration payable pursuant to the U.S. Offer for each ADS (the “Per ADS Tender Consideration”), the “Per ADS Consideration”).

In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

J.P. Morgan Limited

25 Bank Street, Canary Wharf, London, E14 5JP

Tel: +44 (0)20 7742 4000 ● Fax: +44 (0)20 7325 8720

Registered in England & Wales No. 248609, Registered Office 25 Bank Street, Canary Wharf, London, E14 5JP. Authorised and

regulated by the Financial Conduct Authority.

B-1

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror Group or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror Group under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have further assumed that the Special Dividend will be paid prior to the First Settlement, that the Per ADS Tender Consideration will equal one fifth of the Per Share Tender Consideration and that the terms of the U.S. Offer will not otherwise differ from the Swiss Offer in any respect material to our analysis. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Per Share Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and of the Per ADS Consideration to be paid to the holders of ADSs in the proposed Transaction, in each case, other than the Acquiror and its affiliates, and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Per Share Consideration or Per ADS Consideration to be paid to the holders of the Company Common Stock or ADSs, respectively, in the Transaction or with respect to the fairness of any such compensation.

We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment

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banking relationships with the Company. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Acquiror Group, for which we and such affiliates have received customary compensation. Such services during such period have included acting as Joint Lead Manager and Joint Bookrunner on an offering of debt securities by China National BlueStar (Group) Co., Ltd in December 2015, as Joint Lead Manager and Joint Bookrunner on an offering of debt securities by China National BlueStar (Group) Co., Ltd in June 2015, and as financial adviser to China National Tire & Rubber Corporation on its acquisition of Pirelli & C. S.p.A. in December 2015, as well as acting as Global Co-ordinator, Mandated Lead Arranger and Bookrunner in connection with the financing of such acquisition. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Acquiror Group, for which it receives customary compensation or other financial benefits. We anticipate that we and our affiliates will arrange and/or provide financing to the Acquiror Group in connection with the Transaction for customary compensation. In addition, we and our affiliates hold, on a proprietary basis, less than 2% of the outstanding common stock of the Company. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Per Share Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and the Per ADS Consideration to be paid to the holders of ADSs in the proposed Transaction, in each case, other than the Acquiror and its affiliates, is fair, from a financial point of view, to such holders.

Our opinion is not a fairness opinion, and is not issued, in accordance with article 30 para. 5 and 6 of the Swiss Ordinance of the Takeover Board on Public Takeover Offers (“TOO”) and other Swiss legal requirements as these requirements are not applicable to our opinion. We understand from the Board of Directors of the Company that N+l Swiss Capital will issue a fairness opinion in accordance with applicable Swiss legal requirements, which we understand will be published in parallel to the report of the Board of Directors of the Company.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Limited. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any holder of Company Common Stock or ADSs as to whether such holder should tender its shares into the Transaction or how such holder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy, Schedule 14D-9 or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN LIMITED

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